As filed with the Securities and Exchange Commission on May 27, 2004

Registration No. 333-115238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

INFINITY PROPERTY AND CASUALTY CORPORATION

(Exact name of registrants as specified in their charters)

Ohio	6331	03-0483872
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

2204 Lakeshore Drive

Birmingham, Alabama 35209

(205) 870-4000

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Samuel J. Simon, Esq.

Senior Vice President, General Counsel and Secretary

Infinity Property and Casualty Corporation

2204 Lakeshore Drive

Birmingham, Alabama 35209

Telephone: (205) 870-4000

Facsimile: (205) 803-8585

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Mark A. Weiss

Keating, Muething & Klekamp, P.L.L.

1400 Provident Tower

One East Fourth Street

Cincinnati, Ohio 45202

Telephone: (513) 579-6599

Facsimile: (513) 579-6956

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Infinity Property and Casualty Corporation Offer to Exchange 5.50% Series B Senior Notes due 2014 For Any and All Outstanding 5.50% Senior Notes due 2014

We are offering to exchange our 5.50% Series B Senior Notes due February 18, 2014 which have been registered under the Securities Act of 1933, which we refer to as the exchange notes, for our currently outstanding 5.50% Senior Notes due February 18, 2014, which we refer to as the existing notes. The terms of the exchange notes are identical in all material respects to the terms of the existing notes, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the existing notes do not apply to the exchange notes. The exchange notes will represent the same debt as the existing notes and will be issued under the same indenture. We refer to notes in this prospectus when describing both the existing notes and the exchange notes.

To exchange your existing notes for exchange notes:

•      you are required to make the representations described on page 68 to us.

•      you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, American Stock Transfer & Trust Company, by 5:00 p.m., New York time on June     , 2004.

•      you should read the section called “The Exchange Offer” for further information on how to exchange your existing notes for exchange notes.

For a discussion of the material risks involved in investing in the exchange notes, see “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

May     , 2004

In this prospectus, “we,” “us,” “our” and “Infinity” refer to Infinity Property and Casualty Corporation.

We are offering to exchange existing notes for exchange notes only in places where offers and sales are permitted.

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this prospectus, in connection with any offer made by this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference into this prospectus is accurate as of any date other than the date of the prospectus or document incorporated by reference, as the case may be.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending 60 days after such date, this prospectus will be made available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Our principal executive offices are located at 2204 Lakeshore Drive, Birmingham, Alabama, 35209. Our telephone number is (205) 870-4000.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Some of the statements in this prospectus and in the information incorporated by reference may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us and the insurance industry. Statements which include the words “believes”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

These are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions, future premiums, revenues, earnings and investment activities, expected losses and rate changes. Actual results could differ materially from those we expect depending on certain risks and uncertainties including but not limited to:

•	changes in economic conditions and financial markets (including interest rates);

•	the adequacy or accuracy of our pricing methodologies;

•	the presence of competitors with greater financial resources and the impact of competitive pricing;

•	the ability to obtain timely approval for requested rate changes;

•	judicial and regulatory developments adverse to the automobile insurance industry;

•	the outcome of pending litigation against us;

•	weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions);

•	changes in driving patterns and loss trends;

•	acts of war and terrorist activities; and

•	the challenges posed by consolidating the operations of our insurance subsidiaries.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other documents with the SEC under the Exchange Act. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC public reference room:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may find additional information about us at our website at http://www.ipacc.com. The information on our website is not a part of this prospectus.

PROSPECTUS SUMMARY

This is a summary that highlights information contained in this prospectus and is therefore not complete and does not contain all the information you should consider before investing in the notes. You should read the following summary together with the more detailed information included in this prospectus, including our consolidated financial statements and the accompanying notes.

INFINITY PROPERTY AND CASUALTY CORPORATION

Infinity Property and Casualty Corporation is a holding company, which, through subsidiaries, provides personal automobile insurance on a national level with emphasis on nonstandard auto insurance. As of March 31, 2004, we employed approximately 2,100 persons.

We were incorporated as an Ohio corporation in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) to acquire and conduct, as a separate public company, AFG’s personal lines business written through independent agents. On December 31, 2002, AFG transferred to us all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company (collectively, the “NSA Group”). In exchange, AFG received all of the issued and outstanding shares of our common stock and a $55 million promissory note. In February 2003, AFG sold 12.5 million shares (61%) of our common stock in an initial public offering and in December of 2003 sold its remaining interest (7.9 million shares) in a secondary public offering.

As of January 1, 2003, we acquired the in-force personal insurance business written through independent agents (the “Assumed Agency Business”) of AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). Because this business is not a separate legal entity, the acquisition was effected through a reinsurance agreement under which one of our subsidiaries assumed the in-force business, services the policyholders and handles the claims. GAI, in turn, transferred to us assets (primarily investment securities) with a market value of $125.3 million and permits us to continue to write standard and preferred insurance on policies issued by the same GAI companies that had previously issued such policies.

THE EXCHANGE OFFER

Notes Offered	We are offering to exchange up to $200,000,000 of our 5.50% Series B Senior Notes due February 18, 2014. The terms of the exchange notes are identical in all material respects to the terms of the existing notes, except that the exchange notes have been registered under the Securities Act and the transfer restrictions and registration rights relating to the existing notes do not apply to the exchange notes.

Exchange and Registration Rights Agreement	Simultaneously with the initial sale of the existing notes, we and the initial purchasers entered into an exchange and registration rights agreement for the exchange offer. The exchange and registration rights agreement requires, among other things, that we use our reasonable best efforts to complete a registered exchange offer for the existing notes or cause to become effective a shelf registration statement for resales of the existing notes. The exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement. After the exchange offer is complete, we will not have any further obligations, except under limited circumstances, to provide for any exchange or registration rights of your existing notes.

The Exchange Offer	We are offering to issue the exchange notes in exchange for a like principal amount of your existing notes. We are offering to issue the exchange notes to satisfy our obligations contained in the exchange and registration rights agreement entered into when the existing notes were sold in transactions permitted by Rule 144A under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on June , 2004 unless it is extended. If you decide to exchange your existing notes for exchange notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. If you decide to tender your existing notes in the exchange offer, you may withdraw them at any time prior to June 23, 2004. If we decide for any reason not to accept any existing notes for exchange, your existing notes will be returned to you without expense to you promptly after the exchange offer expires. The method of delivery of existing notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or existing notes should be sent to us.

Conditions of the Exchange Offer

The exchange offer is subject to the following conditions, which we may waive:

•      the exchange offer, or the making of any exchange by a holder of existing notes, will not violate any applicable law or interpretation by the staff of the SEC; and

•      no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer.

Federal Income Tax Consequences	Your exchange of existing notes for exchange notes in the exchange offer will not result in any income, gain or loss to you for Federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

Exchange Agent	American Stock Transfer & Trust Company is the exchange agent for the exchange offer.

Resales

We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•      you acquire the exchange notes in the ordinary course of your business;

•      you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued in the exchange offer; and

•      you are not an affiliate of ours.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume nor indemnify you against any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. See “Plan of Distribution.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the existing notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

By executing the letter of transmittal, you will represent to us that, among other things:

•      you, or the person or entity receiving the related exchange notes, are acquiring the exchange notes in the ordinary course of business;

•      neither you nor any person or entity receiving the related exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•      neither you nor any person or entity receiving the related exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•      neither you nor any person or entity receiving the related exchange notes is our “affiliate,” as defined in Rule 405 under the Securities Act;

•      if you are a broker-dealer, you will receive the exchange notes for your own account in exchange for outstanding existing notes acquired as the result of market making activities or other trading activities and that you will deliver a prospectus in connection with any resale of the exchange notes; and

•      you are not acting on behalf of any person or entity that could not truthfully make these statements.

Alternatively, you may tender your outstanding existing notes by following the procedures for book-entry delivery or by complying with the guaranteed delivery procedures each described in this prospectus. See “The Exchange Offer—Procedures for Tendering Existing Notes.”

Failure to Tender Your Existing Notes	If you fail to tender your existing notes in the exchange offer, you will not have any further rights under the registration rights agreement. Because the existing notes are not registered under the Securities Act of 1933, the existing notes and the exchange notes will not be interchangeable. Consequently, if you fail to tender your existing notes in the exchange offer, you will not be able to trade your existing notes in any market that may develop for the exchange notes. There can be no assurance as to the development of any such market. If most of the existing notes are tendered in the exchange offer, holders of existing notes that have not been exchanged will likely have little trading liquidity.

EXCHANGE NOTES

The terms of the exchange notes and the existing notes are identical in all material respects, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the existing notes do not apply to the exchange notes.

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of Notes.”

Issuer	Infinity Property and Casualty Corporation.

Notes Offered	$200,000,000 aggregate principal amount of 5.50% Series B Senior Notes due 2014.

Maturity Date	February 18, 2014.

Interest Payment Dates	Each February 18 and August 18.

Optional Redemption	The notes will be redeemable, at our option, at any time in whole or in part, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the treasury rate plus 20 basis points, plus accrued interest to the date of redemption.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness.

The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness.

As of the date of this prospectus, our aggregate principal amount of indebtedness was approximately $200 million (excluding intercompany liabilities), consisting of the existing notes.

We are a holding company and conduct our operations through our subsidiaries. However, the notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries. As of March 31, 2004, our subsidiaries had approximately $1,250 million of liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).

Absence of Market for the Notes	The exchange notes are a new issue of securities with no established trading market. We currently have no intention to apply to list the exchange notes on a securities exchange or seek their admission to trading on an automated quotation system. We cannot provide any assurance as to the development or liquidity of any market for the exchange notes. See “Plan of Distribution.”

Form and Denomination	The Depository Trust Company (“DTC”) will act as securities depositary for the exchange notes, which will be issued only as fully registered global securities registered in the name of DTC or its nominee for credit to an account of a direct or indirect participant in DTC, except in certain circumstances. One or more fully registered global notes will be issued to DTC for the exchange notes. The exchange notes will be issued in denominations of $1,000 and integral multiples thereof.

RISK FACTORS

Your decision whether or not to participate in the exchange offer and own existing notes or exchange notes involves risk. You should be aware of, and carefully consider, the following risk factors, along with all of the other information provided in this prospectus, before deciding whether or not to participate in the exchange offer.

Risks Related to Our Business

Completion of our ongoing consolidation of the operations of our insurance subsidiaries may not be successful.

We are combining the operations of several insurance companies that were operated previously as independent business units. The process of consolidating the operations of insurance subsidiaries, while complete in many respects, poses managerial, strategic, and technological challenges, particularly in connection with the integration of historically separate information systems to a single system. The prospective costs and benefits of the consolidation may not result in equivalent or greater operating efficiencies and savings than those that have already been achieved. Such consolidation may negatively impact our revenues.

Because we are primarily a personal automobile insurer, our business may be adversely affected by conditions in that business.

Approximately 95% of our gross written premiums for the twelve month periods ended December 31, 2002 and 2003 were generated from personal automobile insurance policies. Adverse developments in the market for personal automobile insurance, or the personal automobile insurance industry in general, could cause the results of operations to suffer. This industry is exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices and medical care. Increased litigation of claims may also negatively affect loss costs.

Our results may fluctuate as a result of cyclical changes in the personal auto insurance industry.

The personal automobile insurance industry historically is cyclical in nature. The industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. Adverse future fluctuations in the business cycle would be likely to negatively impact future revenues.

Intense competition could adversely affect our profitability.

The personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. Some of our competitors have more capital and greater resources, and may offer a broader range of products and lower prices. Some competitors that are direct writers may have certain competitive advantages, including increased name recognition, direct relationships with policyholders rather than with independent agents and, potentially, lower cost structures.

We are vulnerable to a reduction in the amount of business written by independent agents.

Reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by independent agents. Many competitors share our significant reliance on the independent agency market. Approximately two-thirds of all personal automobile insurance sold in the United States is sold direct or through captive agents (agents employed by one company or selling only one company’s products) and approximately one-third is sold by independent agents. A material reduction in the amount of business independent agents sell would negatively impact future revenues.

If we are not able to attract and retain independent agents, revenues could be negatively affected.

We must compete with other insurance carriers for independent agents’ business. Some competitors offer a larger variety of products, lower prices for insurance coverage, higher commissions, or more attractive non-cash incentives. Although we believe that the products, pricing, commissions and services offered to agents are competitive, we may not be able to continue to attract and retain independent agents to sell our insurance products, in which case revenues could be negatively affected.

We are subject to comprehensive regulations and our ability to earn profits may be restricted by these regulations.

We are subject to comprehensive regulation by government agencies in the states where our insurance company subsidiaries are domiciled (California, Indiana, Ohio, Oklahoma and Texas) and where these subsidiaries issue policies and handle claims. We are subject to regulations involving:

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	minimum amounts of capital and surplus that must be maintained;

•	limitations on types and amounts of investments;

•	limitation of the right to cancel or non-renew policies;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	licensing of insurers and agents;

•	reporting with respect to financial condition; and

•	transactions between an insurance company and any of its affiliates.

In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

Regulation may become more extensive in the future.

Existing insurance-related laws and regulations may become more restrictive in the future, and new restrictive laws may be enacted. New or more restrictive regulation in the future could make it more expensive to conduct business, restrict the premiums we are able to charge or otherwise change the way we do business. See “Business—Regulatory Environment.”

Our insurance subsidiaries are subject to minimum capital and surplus requirements. A failure to meet these requirements could subject us to regulatory action.

Our insurance subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of California, Indiana, Ohio, Oklahoma and Texas. Any failure by an insurance subsidiary to meet the minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, including requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the applicable state insurance department, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require increases in our capital and surplus levels, which may not be possible. As of December 31, 2003, each insurance company subsidiary had capital and surplus substantially in excess of the currently required amounts.

A failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategy successfully.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s sales. A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent).” According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position.

New claim and coverage issues are continually emerging, and these new issues could negatively impact our revenues or our method of doing business.

As automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples of emerging claims and coverage issues include:

•	the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions;

•	the availability of coverages which pay different commission levels to agents depending upon premium level; and

•	a growing trend of plaintiffs targeting automobile insurers, including us, in purported class action litigation relating to claim-handling practices such as total loss evaluation methodology.

The effects of these and other unforeseen emerging claim and coverage issues could negatively impact our revenues or methods of doing business. See “Business—Legal Proceedings.”

If reserves are inadequate, our financial results could be negatively affected.

We record reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. Due to the inherent uncertainty of estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in reserves for claims and related expenses. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized. The historic development of reserves for losses and loss adjustment expense may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

We are dependent on key executives.

Our success will depend in part upon the continued service of Chief Executive Officer and President, James R. Gober, Executive Vice President, John R. Miner, Senior Vice President and General Counsel, Samuel J. Simon, Senior Vice President and Chief Financial Officer, Roger Smith and Senior Vice President, Joseph A. Pietrangelo. We have employment agreements with Mr. Gober, Mr. Miner, Mr. Simon, and Mr. Smith. We do not have key person insurance on the lives of any of these individuals. Future success will also depend on our ability to attract and retain additional executives and personnel. The loss of key personnel could cause disruption in our business. As we grow, we will need to recruit and retain additional qualified personnel, and we may not be able to do so.

Adverse securities market conditions can have significant and negative effects on our investment portfolio.

Our results of operations depend in part on the performance of our invested assets. As of December 31, 2003, 98% of our investment portfolio was invested in fixed maturity securities and 2% in equity securities. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales during a period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

Our results may be adversely affected by conditions in the states where our business is concentrated.

For the year ended December 31, 2003, we generated approximately 87% of gross written premiums in our top 15 states. California, our largest market, generated approximately 34% and 46%, respectively, of our gross written premiums in 2002 and 2003. Revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it less attractive to do business in those states. Adverse regulatory developments in any of these states, which could include, among others, reductions in the rates permitted to be charged, inadequate rate increases, an inability to reduce the amount of insurance we write in those states, or more fundamental changes in the design or implementation of the automobile insurance regulatory framework, could negatively affect premium revenue or make it more expensive or less profitable to conduct business.

Risks Related to Exchanging Your Notes

As a holding company, we depend on our subsidiaries for funds to meet our payment obligations under the notes. The ability of our insurance subsidiaries to make payments of dividends and distributions is limited by law.

As a holding company, we conduct all of our operations through our insurance company subsidiaries. As of March 31, 2004, our insurance company subsidiaries had approximately 96% of our consolidated assets and $1,250 million of liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities). For the year ended December 31, 2003, our insurance company subsidiaries generated virtually all of our net income. Our insurance company subsidiaries and affiliates are separate and distinct legal entities and do not guarantee the notes. These entities have no obligation to pay interest or principal due on the notes or to make funds available to us for that purpose, whether in the form of loans, dividends or other distributions. We are dependent, however, on our subsidiaries’ ability to make dividend or other payments to us in order to meet our obligations under the notes. Our insurance subsidiaries’ ability to make dividend or other payments to us is subject to regulatory restrictions or, in some cases, prior approval by regulatory authorities.

Because of our holding company structure, the notes are structurally subordinated to the claims of creditors of our subsidiaries.

Because we are a holding company and conduct all our operations through our subsidiaries, payments to holders of the notes are structurally subordinated to present and future debt and other obligations, including trade payables and insurance liabilities, of our subsidiaries. In the event of bankruptcy, insolvency, liquidation or similar proceedings affecting a subsidiary of ours, the proceeds from the sale of the assets of that subsidiary will be available to pay obligations on the notes only after all of the liabilities (including trade payables and insurance liabilities) of that subsidiary have been paid in full. In the event of a default by any subsidiary of ours under any credit arrangement or other indebtedness, its creditors could accelerate that debt so that all amounts become due and payable prior to that subsidiary distributing amounts to us that we could have used to make payments on the notes. In addition, if we caused any insurance company subsidiary to pay a dividend to us to pay obligations on the notes, and such dividend were determined to have been either made in breach of the relevant corporate laws or a fraudulent transfer, holders of the notes would be required to return the payment to such subsidiaries’ creditors, as applicable.

As of the date of this prospectus, our aggregate principal amount of indebtedness (excluding intercompany liabilities) consisted solely of $200 million of existing notes. The notes are not guaranteed by any of our subsidiaries and are therefore structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries. As of March 31, 2004, our subsidiaries had approximately $1,250 million of total liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).

Payments on the notes are effectively subordinated to claims of our future secured creditors to the extent of the value of the assets securing that indebtedness.

The notes represent our senior unsecured obligations. Accordingly, our secured creditors have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, the proceeds from the sale of the collateral that secures our indebtedness will be available to pay obligations on the notes only after all indebtedness under our secured debt has been paid in full. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the notes will participate ratably with all other holders of our senior unsecured and unsubordinated indebtedness, including all of our other general trade creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As of the date of this prospectus, we have no outstanding secured debt.

The indenture governing the terms of the notes contains only limited protection for holders of the notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

The indenture under which the existing notes were issued and the exchange notes will be issued may not sufficiently protect holders of notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not contain:

•	any provision restricting us or any of our subsidiaries from purchasing or redeeming capital stock;

•	subject to the covenant described below in “Description of Notes – Certain Covenants – Limitation on Disposition of Stock of Significant Subsidiaries,” any prohibition on the ability of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us;

•	any financial ratios or specified level of net worth to which we or our subsidiaries must adhere; or

•	any restrictions on our ability to contribute our assets to our insurance subsidiaries.

If you do not properly tender your existing notes, your ability to transfer your existing notes will be adversely affected.

We will only issue exchange notes in exchange for existing notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the existing notes and you should carefully follow the instructions on how to tender your existing notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the existing notes. If you do not tender your existing notes or if your tender of existing notes is not accepted because you did not tender your existing notes properly, then, after consummation of the exchange offer, you will continue to hold existing notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any existing notes, you may have difficulty selling them because there will be fewer existing notes remaining, and the market for such existing notes, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged existing notes could become more limited than the current trading market for the existing notes and could cease to exist altogether due to the reduction in the amount of the existing notes remaining upon consummation of the exchange offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of such untendered existing notes.

If you are a broker-dealer or participating in a distribution of the exchange notes, you may be required to deliver prospectuses and comply with other requirements.

If you tender your existing notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

You may be unable to sell your exchange notes if a trading market for the exchange notes does not develop.

The exchange notes will be new securities for which there is currently no established trading market, and none may develop. The liquidity of any market for the exchange notes will depend on the number of holders of the exchange notes, the interest of securities dealers in making a market in the exchange notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. If an active trading market does not develop, the market price and liquidity of the exchange notes may be adversely affected. If the exchange notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and certain other factors. In addition, if a large amount of existing notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after consummation of the exchange offer could lower the market price of such exchange notes.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratios, “earnings” have been computed by adding to pro forma pretax earnings the pro forma fixed charges, including interest as reported in pro forma earnings for the respective period. Pro forma fixed charges include interest on the senior notes and a portion of rental expense deemed to be representative of the interest factor.

	Quarter ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Pro Forma Ratio of Earnings to Fixed Charges	6.4	5.6	4.7

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2004, and should be read in conjunction with our consolidated financial statements included in this prospectus.

March 31, 2004
(dollars in millions, except per share amounts)
Senior notes	$199.3
Shareholders’ equity:
Preferred stock; 10,000,000 shares authorized; no shares issued or outstanding	0.0
Common stock and paid-in capital; 50,000,000 shares authorized; 20,654,787 shares issued and outstanding	349.4
Unrealized gain on marketable securities	49.3
Retained earnings	90.7

Total shareholders’ equity	$489.4

Total capitalization	$688.7

Book value per common share	$23.80
Ratio of debt to total capitalization	28.9%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

At December 31, 2002, AFG transferred the NSA Group to us. Financial information for periods prior to the date of transfer represents the combined information of the NSA Group. We also acquired the Assumed Agency Business from GAI through a reinsurance transaction effective January 1, 2003. The historical financial information shown below (in millions) as of and for each of the four years ended December 31, 1999 through 2002 was derived from audited financial statements and excludes Assumed Agency Business. We derived the data as of and for the three months ended March 31, 2004 and 2003 from unaudited financial statements which include all adjustments that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. Our financial data as of and for the twelve months ended December 31, 2003 and the three months ended March 31, 2004 and 2003, include the combined results of the NSA Group and the Assumed Agency Business. This information should be read in conjunction with the more detailed information contained in the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Infinity Property and Casualty Corporation

Consolidated Condensed Statements of Income

(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002		2001		2000	1999
Infinity
Earnings Statement Data:
Earned Premiums	$210.3	$165.5	$698.7	$645.9	(a)	$916.4	(a)	$1,043.3	$944.5
Total Revenue	230.2	181.0	769.0	704.5		990.0		1,110.8	1,044.9
Net Earnings (Loss)	16.9	11.5	58.2	45.9		9.7		(50.1)	50.9
Net Earnings per Common Share:
Basic	$0.82	$0.57	$2.86	n/a		n/a		n/a	n/a
Diluted	$0.81	$0.57	$2.83	—		—		—	—
Cash Dividends Declared per Common Share	$0.06	—	$0.165	—		—		—	—
Balance Sheet Data:
Cash and Investments	$1,446.4	$1,204.9	$1,392.2	$1,061.3		$1,188.1		$1,216.2	$1,095.6
Total Assets	1,944.1	1,777.8	1,900.1	1,550.9		1,760.4		1,787.9	1,594.9
Unpaid Losses and Loss Adjustment Expenses	696.7	716.1	709.9	604.0		645.2		640.3	553.3
Long-Term Debt	199.3	—	195.5	—		—		—	—
Total Liabilities	$1,454.8	$1,372.7	$1,444.8	$1,164.1		$1,197.7		$1,173.7	$1,060.9
Shareholders’ Equity	$489.4	$405.1	$455.4	$386.8		$562.8		$614.2	$534.0
Assumed Agency Business(c)
Earnings Statement Data:
Earned Premiums				$107.2	(b)	$149.9		$128.9	$138.5
Underwriting Gain (Loss)				(10.0)		(14.7)		(3.6)	18.6
Balance Sheet Data:
Assets (excluding investments) to be Transferred				$53.5		$78.8		$65.2	$55.4
Investments to be Transferred				125.3		—		—	—
Unpaid Losses and Loss Adjustment Expenses				125.6		115.9		105.9	118.3
Liabilities to be Transferred				178.8		200.5		173.3	183.1

(a)      The decline in earned premiums during 2001 and 2002 was due primarily to a reinsurance agreement pursuant to which we ceded 90% of the automobile physical damage business as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(b)      The decline in earned premiums during 2002 reflects the inclusion of the Assumed Agency Business in the reinsurance agreement discussed above effective January 1, 2002.

(c)      The results of the Assumed Agency’s Business’s operations and its balance sheet data are included in the figure as of and for the twelve month period ended December 31, 2003 and the three month periods ended March 31, 2003 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Following is a discussion and analysis of our financial statements and the financial statements of the agency business that we assumed from GAI on January 1, 2003. Together, these businesses comprise our operations since that date. References in this discussion to “us” include the NSA Group and the Assumed Agency Business unless the context indicates otherwise. This discussion should be read in conjunction with the audited financial statements, and following, the financial statements of the Assumed Agency Business as of and for the twelve month periods ended December 31, 2002 and 2001, which are included with this prospectus.

We were incorporated in the state of Ohio in September 2002 as an indirect wholly-owned subsidiary of AFG. On December 31, 2002, AFG transferred to us all of the outstanding common stock of the NSA Group.

Through a reinsurance transaction effective January 1, 2003, we acquired the Assumed Agency Business consisting of the personal lines business written through independent agents by AFG’s principal property and casualty subsidiary, GAI. The Assumed Agency Business had net earned premiums of $107 million in 2002 consisting primarily of standard and preferred private passenger automobile insurance. The Assumed Agency Business is not included in our historical financial statements for periods prior to 2003.

The acquisition of the NSA Group and the assumption of the Assumed Agency Business have been accounted for at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, the determination of “other than temporary” impairment on investments, and accruals for litigation are the areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical.

Insurance Reserves

Insurance reserves, or “Unpaid Losses and Loss Adjustment Expenses,” are management’s best estimate of the ultimate amounts that will be paid for all claims that have been reported up to the date of the current accounting period but that have not yet been paid, plus an estimate of claims that have occurred but have not yet been reported to the company (“incurred but not reported,” or “IBNR”), and the expenses to be paid to settle claims (allocated and unallocated loss adjustment expenses, or “ALAE” and “ULAE”).

Liabilities for the costs of losses and loss adjustment expenses (“LAE”) for both reported and unreported claims are estimated based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating dollar amounts for unpaid losses and LAE is inherently judgmental and is influenced by factors which are subject to significant variation. Changes in underlying estimates or assumptions and the resulting adjustments to reserves are reflected in the results of operations in the periods in which estimates change.

Through the use of analytical reserve development techniques, including projections of ultimate paid losses, management makes regular adjustments to the ultimate amounts of reserves. Historical medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment are examples of major factors taken into account in developing these estimates.

In developing IBNR reserve amounts, estimates are made of ultimate frequency, or number of claims per earned car year, and severity, or claim cost per earned car year (these are estimated monthly and quarterly as well). Frequency can be affected by factors such as driving patterns, gas prices, changes in classes of insured drivers, and weather events. Factors affecting the severity trend include medical and product repair cost trends, and litigation expense patterns. Management believes that our relatively low average policy limit and concentration on the nonstandard auto driver classification help stabilize fluctuations in frequency and severity.

An increase in either frequency or severity of 1% for the 2003 accident year would decrease earnings per share by $0.14.

Other Than Temporary Losses on Investments

Changes in the market values of investment securities are usually recorded as changes in unrealized gains or losses on investments, a component of shareholders’ equity. Net earnings are not affected until the disposition of a given security, the result of which is either a realized gain or loss.

Certain securities, however, experience an unrealized loss in an amount and for a period of time sufficient to require management to consider whether or not the condition is temporary. We consider several factors in making these judgments, including our intent and ability to hold to maturity (in the case of debt securities), issuer company prospects and credit-worthiness, general economic conditions, and other factors. Each situation differs in these areas and each requires an independent judgment as to whether or not to record an impairment charge. If an unrealized loss is deemed to be other than temporary, then an impairment charge is recorded in realized capital losses and the carrying value of the security is reduced to the new, lower value.

We recorded pretax impairment charges on securities as follows (in thousands):

	Three months ended March 31,		Twelve months ended December 31,
	2004	2003	2003	2002
Fixed maturities	$478	$2,745	$3,877	$6,315
Equities	—	18	566	3,095

Total	$478	$2,763	$4,443	$9,410

The following chart summarizes our security positions with unrealized losses which were less than twelve months old and greater than twelve months old as of March 31, 2004 (in thousands):
	Less than twelve months
	Number Of Securities	Amortized Cost	Market Value	Unrealized Loss
Fixed Maturities	11	$42,356	$41,801	$(555)
Equity securities	3	5,192	5,045	(147)

Total	14	$47,548	$46,846	$(702)

	Greater than twelve months
	Number of Securities	Amortized Cost	Market Value	Unrealized Loss
Fixed Maturities	5	$8,331	$8,112	$(219)
Equity securities	1	3,156	3,150	(6)

Total	6	$11,487	$11,262	$(225)

Management regularly evaluates potential impairment for each security position that (i) has a market value of less than 80% of its book value or (ii) exceeds $100,000, as well as each position held for which one or more impairment charges have been recorded in the past. The process of evaluation includes assessments of each bullet point listed above.

For the unrealized loss positions in the chart, management believes that, based on its analysis (i) that the bulk of evidence indicates that we will recover our cost basis in these securities in a relatively short period of time and (ii) that we have the ability and intent to hold these securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairments could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on Infinity’s liquidity.

Had we recorded impairment charges on all our unrealized losses that were at least six months old at March 31, 2004, the after tax earnings impact would have been $0.3 million.

Accruals for Litigation

We continually evaluate potential liabilities and reserves for litigation using the criteria established by SFAS No. 5, Accounting for Contingencies. Under this guidance, reserves for loss may only be recorded if the likelihood of occurrence is probable and the amount is reasonably estimable. Management considers each legal action using this guidance and records reserves for losses as appropriate. We believe the current assumptions and other considerations used to estimate potential liability for litigation are appropriate. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, management does not expect them to have a material effect on our financial condition, liquidity, or results of operations.

Liquidity and Capital Resources

Ratios

The National Association of Insurance Commissioners’ (“NAIC”) model law for risk-based capital (“RBC”) provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2003, the capital ratios of all of our insurance companies substantially exceeded the RBC requirements.

Sources of Funds

We are organized as a holding company with all of our operations being conducted by our insurance subsidiaries. Accordingly, we will have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations will come primarily from dividends and distributions from the insurance subsidiaries.

We plan to file a consolidated federal income tax return including all 80%-owned U.S. subsidiaries for periods after our initial public offering. We have executed a tax allocation agreement with our eligible subsidiaries under which each subsidiary agrees to pay our taxes computed on a separate company taxable income basis. We agree to pay each subsidiary for the tax benefit, if any, of net losses used by other members of the consolidated group. The resulting provision or credit will be currently payable to or from the parent company, Infinity Property and Casualty Corporation.

In July 2003, we secured a $200 million, seven-year amortizing term loan and added a revolving credit line of $20 million in the fourth quarter of 2003. Proceeds of $110 million were contributed to our insurance subsidiaries to support future growth of their business and reduce their reliance on reinsurance. The remaining proceeds were used to repay a $55 million promissory note issued in connection with our initial public offering and for general corporate purposes. The term loan was collateralized by our assets including a pledge of stock of our insurance subsidiaries and contained various covenants that required us to meet certain minimum net worth and financial ratio standards. Principal payments of $4.5 million were made in 2003 and a required supplemental payment of $2.5 million was made in January 2004 from the proceeds of the over allotment share issuance in connection with the secondary stock offering.

In February 2004, we issued the existing notes. Interest payments due in 2004 are $5.5 million. The proceeds of this offering were used to prepay in full the principal balance of the term loan.

Our insurance subsidiaries generate liquidity primarily by collecting and investing premiums in advance of paying claims. We had positive cash flow from operations of approximately $32 million for the three-month period ended March 31, 2004, $69 million in 2003, $45 million in 2002, and $33 million in 2001.

As of March 31, 2004, we had $55.7 million of cash and investments.

In 2003, our operating subsidiaries paid us $39 million in ordinary dividends. In 2004, they may pay to us up to $46 million in ordinary dividends without prior regulatory approval. Management believes that our cash and investment balances and cash flows generated from operations, including dividends and distributions from our subsidiaries, are adequate to meet our future liquidity needs.

Quota Share Agreement

We utilize the reinsurance market to manage our capital and surplus levels relative to our reserve liabilities, supporting our capacity for growth. Through the first half of 2003, our insurance subsidiaries ceded 90% of their personal auto physical damage business on a funds withheld basis to Inter-Ocean Reinsurance Limited (“Inter-Ocean”). The percentage ceded was reduced to 20% for the second half of 2003. We renewed this agreement for 2004 with American Re-Insurance Company (“American Re”) on terms substantially equivalent to those in effect in 2003, except that the minimum percentage of business that may be ceded under the reinsurance agreement was lowered from 20% to 10% and the Assumed Agency Business was excluded from this agreement. During the first quarter of 2004, we ceded 10% of physical damage premiums to American Re. The Inter-Ocean and American Re agreements are referred to collectively as the “Quota Share Agreements” throughout this document.

Premiums ceded under the Quota Share Agreement for the three-month periods ended March 31, 2004 and 2003 were $6.2 million and $76.4 million, respectively, and for the twelve-month periods ended December 31, 2003 and 2002 were $169.5 million and $296.1 million, respectively.

In September 2002, the Inter-Ocean agreement was amended to include coverage of GAI’s personal lines that we would otherwise assume as part of the Assumed Agency Business. Accordingly, GAI’s participation in the Inter-Ocean reinsurance agreement reduced the size of the Assumed Agency Business. Premiums ceded by GAI under this agreement were $10.2 million for the three-month period ended March 31, 2003, and $22.2 million and $78.5 million for the twelve-month periods ended December 31, 2003 and 2002, respectively.

In conjunction with the commutation of the Inter-Ocean 2003 agreement, Inter-Ocean returned $7.2 million to us, which represented the balance of unearned ceded premiums at January 1, 2004.

Investments

Our investment portfolio at March 31, 2004 contained approximately $1.3 billion in fixed maturity securities and $23.1 million in equity securities, all carried at market value with unrealized gains and losses reported as a separate component of shareholder’s equity on an after-tax basis. At March 31, 2004, we had pretax net unrealized gains of $72 million on fixed maturities and $3.8 million on equity securities. Combined, these figures increased by $20.3 million for the three-month period ended March 31, 2004 and $32.5 million since March 31, 2003.

Approximately 93% of the fixed maturities that we held at March 31, 2004 were rated “investment grade” (credit rating of AAA to BBB) by nationally recognized rating agencies. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade. Management believes that a high-quality investment portfolio is more likely to generate a stable and predictable investment return.

As market opportunities exist, individual portfolio securities are sold creating gains or losses. Since all of these securities are carried at market value on the balance sheet, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses.

Investments in mortgage-backed securities (“MBSs”) represented approximately one-fifth of our fixed maturities at December 31, 2003. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of lower rates. When these prepayments occur faster than planned, market rates are usually lower for new investments than those that were prepaid. For both twelve month periods ended December 31, 2003 and 2002, prepayments on MBSs were approximately $45 million. Approximately 98% of our MBSs are rated “AAA” and all are investment grade.

Individual portfolio securities are sold creating gains or losses as market opportunities exist. Since all of these securities are carried at market value on the balance sheet, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses. The average duration of our fixed maturity portfolio was 4.6 years at March 31, 2004.

Summarized information for securities with unrealized gains and losses is shown in the following table (dollars in millions).

Summarized information for our investment portfolio follows (in millions):

March 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total
Fixed Maturities	$1,221.8	$72.8	$0.8	$1,293.8	98%
Common Stocks	19.2	4.0	0.2	23.1	2%

Total	$1,240.9	$76.8	$1.0	$1,316.9	100%

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total
Fixed Maturities	$1,192.4	$55.6	$2.3	$1,245.8	98%
Common Stocks	19.2	2.2	—	21.4	2%

Total	$1,211.6	$57.8	$2.3	$1,267.2	100%

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total
Fixed Maturities	$917.1	$50.9	$12.4	$955.6	98%
Common Stocks	19.1	0.4	1.9	17.6	2%

Total	$936.2	$51.3	$14.3	$973.2	100%

	March 31, 2004	December 31, 2003
Number of positions held with unrealized:
Gains	488	456
Losses	24	69
Number of positions held that individually exceed unrealized:
Gains of $500,000	24	9
Losses of $500,000	—	—
Percentage of positions held with unrealized:
Gains that were investment grade	95%	89%
Losses that were investment grade	75%	84%

Our investment portfolio had gross unrealized losses of $1.0 million at March 31, 2004. We held four securities with individual unrealized losses in excess of $100,000 at March 31, 2004. There was no single industry segment concentration that accounted for more than $1 million of these losses at that date. At December 31, 2002, our investment portfolio included $14.3 million of gross unrealized losses; $4.7 million of these losses were in securities issued by companies in the airline industry and $1.8 million was in securities issued by an electric service industry firm. No other industry segment accounted for more than $1 million of unrealized losses at December 31, 2002.

The table below sets forth the scheduled maturities of fixed maturity securities at March 31, 2004 based on their market values (in millions). Securities that do not have a single maturity date are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities With Unrealized Gains	Securities With Unrealized Losses	Securities Carried With Cost Equal To Market	All Fixed Maturity Securities
Maturity
One year or less	$28	$—	$2	$30
After one year through five years	517	22	3	542
After five years through ten years	343	10	3	356
After ten years	134	4	—	138
Mortgage-backed securities	209	12	7	228

Total	$1,231	$48	$15	$1,294

Contractual Obligations

Our contractual obligations as of December 31, 2003 are (in thousands):

Due in:	Long-Term Debt		Operating Leases	Total (b)
2004	$22,210	(a)	$19,400	$41,611
2005-2006	60,570		27,757	88,326
2007-2008	106,979		17,705	124,684
2009 and after	131,763		24,600	156,363

Total	$321,522		$89,462	$410,984

(a)      Includes a prepayment of $2,475,000 made on January 8, 2004, and required as a result of the transaction described in Note 4 of the consolidated financial statements for the twelve-month period ended December 31, 2003. In February 2004, this term loan arrangement, with the following payment commitment schedule, was replaced with the existing notes:

2004	$5.5 million
2005-2006	$22.0 million
2007-2008	$22.0 million
2009 and after	$260.5 million

Total	$310.0 million

(b)	Not included are total reserves for losses for known and unknown claims, which totaled $709.9 million at December 31, 2003. It is not possible to reliably predict the timing of payment for these liabilities.

Exposure to Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio which is exposed to interest rate risk and, to a lesser extent, equity price risk.

Fixed Maturity Portfolio

The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates. The portfolios of our insurance companies are managed with an attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

The following table provides information about our fixed maturity investments at December 31, 2003 and 2002, which are sensitive to interest rate risk. The table shows expected principal cash flows (in millions) by expected maturity date for each of the five subsequent years and collectively for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. MBSs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	Principal Cash Flows December 31, 2003		Principal Cash Flows December 31, 2002
2004	$66.9	2003	$105.0
2005	93.8	2004	76.6
2006	120.4	2005	122.9
2007	123.3	2006	100.3
2008	157.1	2007	97.9
Thereafter	608.3	Thereafter	404.1

Total	$1,169.8	Total	$906.8

Fair Value	$1,245.8	Fair Value	$955.6

Equity Price Risk

Equity price risk is the potential economic loss from adverse changes in equity security prices. Although our investment in equity securities is only 2% of total investments, it is concentrated in a relatively limited number of positions; approximately half of the total is in three investments; two of these three are electric utilities. While this approach allows management to more closely monitor the companies and industries in which they operate, it does increase risk exposure to adverse price declines in a major position.

Results of Operations

Underwriting

Our insurance subsidiaries sell nonstandard, standard and preferred personal auto insurance and, to a lesser extent, nonstandard commercial auto coverage and a complement of other personal lines insurance products. Nonstandard coverage is a product designed for drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage.

Underwriting profitability is measured by the combined ratio, which is the sum of the ratios of losses, LAE and underwriting expenses to earned premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

While losses on claims reported are generally determinable, the process of determining overall loss and LAE reserves is also highly dependent upon the use of estimates in the case of losses incurred or expected but not yet reported or developed. Actuarial procedures and projections are used to obtain “best estimates” which are then included in the overall results. These estimates are subject to changes in claim amounts and frequency and are periodically reviewed and adjusted, as additional information becomes known. In accordance with industry practices, such adjustments are reflected in current year underwriting results. As a result, the ratio of loss and LAE expenses component of the combined ratio includes development of prior year reserves in addition to provision for losses and LAE occurring in the current year.

Underwriting expenses include expenses that vary directly with premium volume (commissions and premium taxes) as well as expenses that are relatively fixed (administrative expenses). Accordingly, underwriting expenses tend to move in the same direction as premiums but at a slower rate. As a result, the underwriting expense ratio tends to decrease when premiums grow and increase when premiums decline.

Since early 2000, our insurance subsidiaries have been increasing their premium rates with a goal of achieving underwriting profits, even if it entails foregoing volume. As with all property and casualty companies, the beneficial impact of these price increases is reflected in our financial results over time. We implement price increases on our in-force policies as they are renewed, which generally takes between six and twelve months for the entire book of business. We recognize increased premiums on particular policies as the premiums are earned, generally over the course of the six to twelve months after the policy is effective.

Net earned premiums and combined ratios for NSA Group and the Assumed Agency Business were (in millions):

	Three months ended March 31,
Net Earned Premiums (GAAP)	2004	2003
NSA Group	$228.2	$237.4
Assumed Agency Business	18.0	28.9	(a)

Gross written premiums	$246.2	$266.3	(b)
Ceded reinsurance	(4.0)	(88.0)

Net written premiums	242.2	178.3	(b)
Change in unearned premiums	(31.9)	(12.8)

Net earned premiums	$210.3	$165.5

(a)	The Assumed Agency Business’ gross written premiums are gross of premiums ceded under the Inter-Ocean reinsurance agreement.

(b)      Excludes $48.0 million in unearned premiums transferred with the Assumed Agency Business on January 1, 2003.

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Gross written premiums for the three-month period ended March 31, 2004 fell 7.6%, or $20.1 million from the three-month period ended March 31, 2003. The primary factors behind the decrease were our decisions to substantially reduce new business in selected states pending the implementation of adequately priced programs and to withdraw from other states where conditions do not favor profitability. We did experience growth of $8.4 million in gross written premiums in our Franchise States from $195.5 million for the three-month period ended March 31, 2003 to $203.9 million for the corresponding period in 2004. Net written premiums for the first quarter of 2004 increased $63.9 million, or 35.8%, over the first quarter of 2003. This increase was due both to the reduction of the percentage of physical damage premiums ceded from 90% in the first quarter of 2003 to 10% effective January 1, 2004 and the exclusion, effective January 1, 2004, of the Assumed Agency Business from the Quota Share Agreements. Net earned premiums increased $44.8 million, or 27.1%, for the three-month period ended March 31, 2004 from the corresponding period of 2003. This increase was due to the reduction in the percentage of physical damage premiums ceded under the Quota Share Agreements, as discussed above. Excluding this effect, earned premiums fell 5.0% due to the same factors that caused the reduction in gross written premiums described earlier.

	Three months ended March 31,
Combined Ratios (GAAP)	2004	2003
Gross of the quota share agreements
Loss and LAE ratio	70.0%	74.1%
Underwriting expense ratio	22.4%	21.7%

Combined ratio	92.4%	95.8%

	Three months ended March 31,
	2004	2003
Net of the quota share agreements
Loss and LAE ratio	71.8%	81.2%
Underwriting expense ratio	19.5%	12.9%

Combined ratio	91.3%	94.1%

Three months ended March 31, 2004 compared to the three months ended March 31, 2003.

Excluding the effects of the Quota Share Agreements, the loss and LAE ratio fell 4.1 percentage points from 74.1% to 70.0% for the three-month period ended March 31, 2004 versus the corresponding period in 2003. In addition to improved underwriting results from our reduction of unprofitable business, the average number of claims per automobile insured was virtually unchanged and the average cost per claim increased modestly for the three-month period ended March 31, 2004 versus 2003. We also experienced $2.5 million of favorable development of prior year accident reserves during the first quarter of 2004, primarily in California, as compared with $4 million of unfavorable development in 2003, primarily on New York business. The loss and LAE ratio after cessions under the Quota Share Agreements fell from 81.2% for the three-month period ended March 31, 2003 to 71.8% for the three-month period ended March 31, 2004, a more significant improvement than that experienced by the gross loss and LAE ratio due to the effect of the Quota Share Agreements.

The underwriting expense ratio net of the Quota Share Agreements for the three month period ended March 31, 2004 was 19.5%, versus 12.9% for the three-month period ended March 31, 2003. This 6.6 percentage point increase was primarily due to the impact of ceding 90% of physical damage premiums written in the first three months of 2003 versus only 10% of physical damage premiums in the first quarter of 2004. The underwriting expense ratio excluding the effects of the Quota Share Agreements increased slightly, due in part to non-recurring ceding commissions received in 2003.

	2003	2002	2001
Net Earned Premiums (GAAP)
NSA Group:
Gross written premiums	$868.3	$914.6	$962.3
Ceded reinsurance	(187.5)	(301.6)	(224.7)

Net written premiums	680.8	613.0	737.6
Change in unearned premiums	(75.2)	32.9	178.8

Net earned premiums	$605.6	$645.9	$916.4

Assumed Agency Business:
Net written premiums gross of the Inter-Ocean agreement	$159.1	$152.8	$165.3
Ceded premiums under the Inter-Ocean agreement	(22.3)	(78.5)	—

Net written premiums net of the Inter-Ocean agreement	136.8	74.3	165.3
Change in unearned premiums	(43.7)	32.9	(15.4)

Net earned premiums	$93.1	$107.2	$149.9

Combined Ratios (GAAP)
NSA Group:
Loss and LAE ratio	79.5%	81.8%	82.1%
Underwriting expense ratio	10.3%	12.2%	22.1%

Combined ratio	89.8%	94.0%	104.2%

Assumed Agency Business:
Loss and LAE ratio	81.4%	84.9%	81.2%
Underwriting expense ratio	28.0%	24.4%	28.6%

Combined ratio	109.4%	109.3%	109.8%

Weighted Average of Infinity and Agency:
Loss and LAE ratio	79.8%	82.2%	82.0%
Underwriting expense ratio	12.7%	13.9%	22.9%

Combined ratio	92.5%	96.1%	104.9%

Combined ratio gross of Inter-Ocean agreement	94.3%	97.3%	104.5%

2003 compared to 2002

The NSA Group’s net earned premiums fell $40.3 million, or 6.2%, in the twelve month period ended December 31, 2003 compared to the twelve month period ended December 31, 2002 primarily as a result of actions taken to discontinue writing inadequately priced business in certain focus states. Earned premiums excluding the effect of the Inter-Ocean reinsurance agreement declined 12% to $833 million, due primarily to a reduction in business volume partially offset by rate increases. The loss and LAE ratio improved by 2.3% points for the twelve month period ended December 31, 2003 from the same period in 2002. Excluding the effects of the Inter-Ocean reinsurance agreement, the loss and LAE ratio improved 1.7% points. The expense ratio improved by 1.9% points in 2003 compared to 2002 primarily as a result of savings from consolidation efforts taken. Excluding the effect of the Inter-Ocean agreement, the expense ratio improved 1.6% points from 22.1% in the twelve month period ended December 31, 2002 to 20.5% in the same period in 2003.

The Assumed Agency Business’s net earned premiums decreased $14.1 million, or 13.2%, for the twelve month period ended December 31, 2003 compared to the twelve month period ended December 31, 2002 primarily as a result of a reduction in business volume. Earned premiums excluding the effect of the Inter-Ocean reinsurance agreement declined $29.9 million, or a reduction of 18.4%, due primarily to a reduction in business volume partially offset by rate increases. The loss and LAE ratios for the Assumed Agency Business improved from 84.9% during the twelve month period ended December 31, 2002 to 81.4% as a result of increases in rates, lower frequency of claims per auto insured and moderate increases in the average cost per claim as well as a reduction in business in the non-focus states. Excluding the effects of the Inter-Ocean reinsurance agreement, the loss and LAE ratio improved from 77.8% to 74.4%. The expense ratio increased 3.6% points from 24.4% for the twelve month period ended December 31, 2002 to 28.0% for the same period in 2003. Excluding the effects of the Inter-Ocean reinsurance agreement, the expense ratio increased by 1.3% points from 28.3% for the twelve months of 2002 to 29.6% for 2003. This increase was attributable to a charge of $4.0 million from an increase in the rate of amortization of deferred acquisition costs following a periodic review of the deferability of specific acquisition costs. Excluding this charge, the expense ratio fell 1.7% points for the twelve month period ended December 31, 2003 from the same period in 2002.

2002 compared to 2001

Our net earned premiums decreased $271 million (30%) during 2002 due primarily to the Inter-Ocean reinsurance agreement, effective April 1, 2001, under which we ceded 90% of the personal automobile physical damage business written by our insurance subsidiaries during 2002. Excluding the effect of this agreement, net earned premiums declined approximately 9%, reflecting lower business volume partially offset by the impact of rate increases. Policies in-force declined 16% from approximately 734,000 on December 31, 2001 to 616,000 on December 31, 2002. The decline in policy counts was due to rate increases and actions taken to reduce business in certain non-focus or non-profitable states as well as decisions by insureds not to renew. During 2002, we increased personal auto rates about 12% over rates in effect at year-end 2001. Underwriting expenses in 2002 included the effect of $130.4 million in ceding commissions earned under the Inter-Ocean reinsurance agreement. Commissions earned under this agreement generally vary directly with the loss and LAE ratio on the business ceded. Accordingly, our expense ratio reflected the benefit of strong underwriting results in the business ceded to Inter-Ocean. Overall, our combined ratio improved 10.2 points over 2001 due primarily to recent rate increases. Excluding the effect of the Inter-Ocean agreement, our combined ratio for 2002 was 95.9% compared to 103.7% in 2001.

Net earned premiums of the Assumed Agency Business decreased $43 million (28%) in 2002 reflecting the impact of the Inter-Ocean reinsurance agreement, effective January 1, 2002, under which 90% of GAI’s personal automobile physical damage business written through independent agents was ceded. Excluding the effect of this agreement, net earned premiums increased $12.1 million (8%) reflecting rate increases implemented in the later part of 2001, partially offset by a reduction in volume from certain unprofitable business. The combined ratio was flat as an increase in prior year development was offset by the shift away from underperforming business and the increase in rates over the past year. Underwriting expenses fell $16.6 million in 2002 compared to 2001 reflecting GAI’s $19.7 million ceding commission earned on premiums ceded under the Inter-Ocean reinsurance agreement.

The remaining discussion of results of operations relates to our Consolidated Statement of Operations.

Investment Income

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Fluctuations in average invested assets reflect primarily the timing of dividends and capital contributions as capital requirements and our cash needs change.

The Assumed Agency Business represents a portion of GAI’s personal lines business and is not a separate legal entity; accordingly, it does not have a separate investment portfolio and related investment income.

Three months ended March 31, 2004 compared to the three months ended March 31, 2003.

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Net investment income increased $1.8 million for the three-month period ended March 31, 2004 versus the comparable period in 2003 due to a $1.1 million reduction in interest expense associated with the Quota Share

Agreements following the reduction of the ceding percentage from 90% to 20% and later to 10%. Excluding the $1.1 million reduction in interest expense, investment income increased $0.7 million, an increase of 5% over that in the first quarter of 2003. An 18.7% increase in average invested assets, primarily from the proceeds of the 2003 term loan and increased cash provided by operations, offset a 90 basis point reduction in investment yields to generate this increase.

2003 compared to 2002

Net investment income decreased $4.1 million for the twelve month period ended December 31, 2003 versus the comparable 2002 period due to lower yields available for newly invested funds, and to a lesser extent due to a reallocation to tax advantaged securities, partially offset by an increase in average invested assets of 10.4%. Average invested assets increased as a result of the transfer at January 1, 2003 of $125.3 million of securities and cash in conjunction with our assumption of insurance liabilities of the Assumed Agency Business, as well as proceeds received in July 2003 from the term loan.

2002 compared to 2001

Net investment income decreased $14.0 million in 2002 compared to 2001 due primarily to (i) a $4.6 million increase in interest expense (included in net investment income) on funds held from the aforementioned automobile reinsurance agreement (ii) a decrease in interest rates and (iii) an 8% decrease in average invested assets. Average invested assets decreased due primarily to dividends paid in the fourth quarter of 2001 and the last three quarters of 2002.

Realized Gains (Losses) on Investments

Three months ended March 31, 2004 compared to three months ended March 31, 2003

We recorded impairments for unrealized losses deemed other-than-temporary and realized gains and losses on sales and disposals as follows (before tax, in thousands):

	Three months ended March 31, 2004
	Impairments on securities held	Realized gains (losses) on sales	Total realized (losses) gains
Fixed maturities	($478)	$1,203	$725
Equities	—	885	885

Total	($478)	$2,088	$1,610

	Three months ended March 31, 2003
	Impairments on securities held	Realized gains (losses) on sales	Total realized (losses) gains
Fixed maturities	($2,745)	$3,162	$417
Equities	(18)	(72)	(90)

Total	($2,763)	$3,090	$327

The other than temporary impairments in the three-month period ended March 31, 2004 were for fixed income securities from firms in the synthetic fibers industry. The impairments in 2003 related primarily to fixed income securities from firms in the airline industry.

Realized gains on equity securities for the three-month period ended March 31, 2004 consisted entirely of a gain on the sale of an inactive insurance subsidiary to AFG that occurred in March 2004.

2003 compared to 2002

We recorded impairments for unrealized losses deemed other-than-temporary and realized gains on sales and disposals as follows (before tax, in thousands):

	Twelve months ended December 31, 2003
	Impairments on Securities Held	Realized Gains on Sales	Total Realized Gains (Losses)
Fixed maturities	($3,879)	$5,124	$1,245
Equities	(564)	278	(286)

Total	($4,443)	$5,402	$959

2002 compared to 2001

Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $9.4 million in 2002 and $16.2 million in 2001. Increased impairment charges in recent years reflect, among other things, a rise in corporate defaults in the marketplace.

We owned warrants to buy the common stock of a publicly traded company in 2002. Under generally accepted accounting principles, these investments are considered derivatives and marked to market resulting in realized gains and losses. Realized gains (losses) on investments include a loss of $281,000 in 2002 to adjust the carrying value of these warrants to their market value of $883,000 at December 31, 2002.

Other Income

Other income increased $8.1 million for the twelve month period ended December 31, 2003 from the corresponding 2002 period, primarily due to a nonrecurring gain of $6.7 million on the commutation of service and indemnity agreements with AFG and increased finance and service charge income.

Interest Expense

The term loan accrued interest at an average variable rate of 3.6% for the portion of the three-month period in 2004 that it was outstanding. This variable rate was partially hedged by the interest rate swap. The term loan was prepaid in full on February 17, 2004 with proceeds from the issuance of the existing notes. The swap position was closed on that date. Beginning on February 17, 2004, the existing notes accrue interest at an effective rate of 5.55%. Interest expense was accrued at a fixed rate of 8.5% on the $55 million note due to AFG until its repayment in mid-July, 2003 from a portion of the proceeds of the term loan.

Interest expense was (in thousands):

	Three months ended March 31
	2004		2003
$55 million note	$—		$1,166
Term loan	938		—
Interest rate swap	182		—
Senior notes, issued February 17, 2004	1,283		—

Total	$2,403	(a)	$1,166

(a) Excluding amortization of debt issuance costs of $105, which is included in Other Expenses.

For the twelve month period ended December 31, 2003, interest expense was (in thousands):

$55 million note due to AFG	$2,545
$200 million term loan	3,422
Interest rate swap	565

Total	$6,532

There was no interest expense for the twelve-month period ended December 31, 2002.

Other Operating and General Expenses

2003 compared to 2002

Corporate general and administrative expenses include costs associated with the new parent company beginning in February 2003. Other expenses fell $4.4 million for the twelve month period ended December 31, 2003 from the same period in 2002 due primarily to a $5.3 million litigation settlement in 2002.

2002 compared to 2001

Other operating and general expenses for 2001 include goodwill amortization of $2.2 million. Under SFAS No. 142, which was implemented January 1, 2002, goodwill is no longer amortized. Excluding 2001 goodwill amortization, other operating and general expenses increased $9.2 million due primarily to a $5.3 million litigation settlement in 2002.

Income Taxes

Our effective tax rate was 33.1% for the three-month period ended at March 31, 2004, 33.4% in 2003, 35% in 2002, and 38% in 2001. See Note 6 to our consolidated financial statements for the twelve-month period ended December 31, 2003 for an analysis of items affecting the effective tax rate.

BUSINESS

General

We are a holding company which, through subsidiaries, provides personal automobile insurance on a national level with emphasis on nonstandard auto insurance. We employ approximately 2,100 persons. Our address is 2204 Lakeshore Drive, Birmingham, Alabama 35209; our phone number is (205) 870-4000. SEC filings, news releases and other information may be accessed free of charge through our Internet site at: www.ipacc.com.

We were incorporated as an Ohio corporation in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) to acquire and conduct, as a separate public company, AFG’s personal lines business written through independent agents. On December 31, 2002, AFG transferred to us all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company (collectively the “NSA Group”). In exchange, AFG received all of the issued and outstanding shares of our Common Stock and a $55 million promissory note. In February 2003, AFG sold 12.5 million shares (61%) of our Common Stock in an initial public offering and in December of 2003 sold its remaining interest (7.9 million shares) in a secondary public offering.

As of January 1, 2003, we acquired the in-force personal insurance business written through independent agents (the “Assumed Agency Business”) by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). Because this business is not a separate legal entity, the acquisition was effected through a reinsurance agreement under which one of our subsidiaries assumed the inforce business, services the policyholders and handles the claims. GAI, in turn, transferred to us assets (primarily investment securities) with a market value of $125.3 million and permits us to continue to write standard and preferred insurance on policies issued by the same GAI companies that had previously issued such policies.

Operations

We estimate that approximately 90% of our personal auto business is nonstandard auto insurance. While there is no precise, industry-recognized definition of nonstandard auto insurance, it is generally understood to mean coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. Based on data published by A.M. Best, we believe that we are the second largest provider of nonstandard auto coverage through independent agents in the United States. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

Our summarized historical financial data is presented below (in millions). Data for periods prior to 2003 include only the NSA Group.

	Twelve months ended December 31,
	2003	2002	2001
Gross written premium	$1,005.1	$914.6	$962.3
Net written premium	817.6	613.0	737.6
Net earnings	$58.2	$45.9	$9.7

	as of December 31,
	2003	2002	2001
Total assets	$1,900.1	$1,551.9	$1,760.4
Total liabilities	1,444.7	1,164.1	1,197.7
Total shareholders’ equity	$455.4	$386.8	$562.8

We have a history of favorable underwriting results. The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole. The statutory combined ratio is the sum of the loss ratio (the ratio of losses and loss adjustment expenses to net earned premiums) and the expense ratio (when calculated on a statutory accounting basis, the ratio of underwriting expenses to net written premiums). When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

	2003	2002	2001	2000	1999	1999-2003	1994-2003
Infinity	94.9%	92.7%	104.6%	108.7%	98.7%	100.9%	101.0%
Industry (*)	99.5%	105.3%	110.9%	109.9%	104.5%	105.7%	104.5%

Percentage points better than industry	4.6%	12.6%	6.3%	1.2%	5.8%	4.8%	3.5%

(*)	Industry combined ratios were obtained from A.M. Best

Products

Personal Automobile is our primary insurance product. It provides coverage to individuals for liability to others for bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and various other perils. In addition, many states require policies to provide for first party personal injury protection, frequently referred to as no-fault coverage. We offer personal automobile insurance to nonstandard, standard and preferred customers. Personal automobile insurance accounted for approximately 95% of our gross written premiums for the twelve-month periods ended December 31, 2003 and 2002.

Nonstandard Commercial Automobile provides coverage to businesses for liability to others for bodily injury and property damage and for physical damage to businesses’ vehicles from collision and various other perils. We offer nonstandard commercial automobile insurance to businesses that employ one or more nonstandard risk drivers. Target businesses include fleets of 12 or fewer vehicles. Businesses which are involved in what are considered to be hazardous operations or interstate commerce are generally avoided. Nonstandard commercial automobile insurance accounted for approximately 4% of gross written premiums for the twelve-month periods ended December 31, 2003 and 2002.

Homeowners and Other includes homeowners insurance and several other personal lines insurance products. We write homeowners insurance for dwellings, condominiums and rental property contents on a limited basis in selected markets. Homeowners insurance provides protection against losses from a wide variety of perils, as well as coverage for liability arising from ownership or occupancy. We also write coverage on a limited basis for personal watercraft, personal articles, such as jewelry, and umbrella liability protection. Homeowners and other insurance accounted for less than 1% of gross written premiums for the twelve-month periods ended December 31, 2003 and 2002. We are taking steps to exit these lines of business and do not expect these actions to materially affect our results of operations.

The Personal Automobile Market

Personal auto insurance is the largest line of property and casualty insurance, accounting for approximately 35% of the $418 billion of annual industry premiums. Personal auto insurance provides coverage to drivers for liability to others for both bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and other perils. Personal auto insurance is comprised of preferred, standard and nonstandard risks. Nonstandard insurance is intended for drivers who, due to their driving record, age or vehicle type, represent a higher than normal risk. As a result, customers that purchase nonstandard auto insurance generally pay higher premiums for similar coverage than drivers qualifying for standard or preferred policies. While there is no established industry-recognized demarcation between nonstandard policies and all other personal auto policies, we believe that nonstandard auto risks generally constitute between 15% and 20% of the personal automobile insurance market, with this range fluctuating according to competitive conditions in the market. Approximately one-third of all personal automobile insurance is sold by independent agents. The remainder is sold by exclusive agents or directly by insurance companies to their customers.

The personal auto insurance industry is cyclical, characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. In the late 1990s, many automobile insurers attempted to capture more business by reducing rates. We believe that these industry-wide rate reductions combined with increased severity trends during the years 1999 through 2001 contributed to the deterioration of industry loss ratios in that period. We reacted by increasing personal auto rates across the NSA Group and Assumed Agency Business by 14% in 2000, 15% in 2001, 12% in 2002 and 2% in 2003. Since that time, most of the industry, including some of the largest companies, have raised rates and tightened underwriting standards in order to address poor results. Other insurance companies withdrew from the market because of their inability to compete successfully, impaired capital positions, or because of a decrease in the availability of reinsurance. In the second half of 2003, competitors who remained in the marketplace began to compete more aggressively for independent agents’ business by offering modestly increased sales and commission incentives. In 2003, we have not observed widespread rate reductions such as those seen in the years 1999 through 2001 that contributed to the deterioration of industry-wide underwriting results during those years.

The personal auto insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We generally compete with other insurers on the basis of price, coverages offered, claims handling, customer service, agent commission, geographic coverage and financial strength ratings. We compete with both large national writers and smaller regional companies. In 2002, the five largest automobile insurance companies accounted for approximately 48% of the industry’s net written premiums and the largest ten accounted for approximately 62%. Approximately 390 insurance groups compete in the personal auto insurance industry, according to A.M. Best. Some of these groups specialize in nonstandard auto insurance, while others provide a broad spectrum of personal auto insurance.

Pricing and Product Management

The pricing segmentation approach that we utilize requires the extensive involvement of product managers who are responsible for the underwriting profitability of a specific state or region with the direct oversight of rate level structure by senior managers. Product managers work closely with the pricing and business development departments to generate rate level indications and other relevant data. This data enables product managers to change the rate structure by evaluating detailed information, such as loss experience based on driver characteristics, financial responsibility scores and make/model of vehicles. Product managers are also responsible for obtaining approval of rate filings from state insurance departments. This approach has permitted a quicker response to adverse loss trends such as those experienced in 1999 and 2000 and allows us to obtain faster approval for rate filings.

Beyond the detailed pricing analysis, product managers are responsible for developing innovative products which meet the needs of our customers and provide a competitive advantage in the marketplace. We have had success in designing products that provide the basic required coverage for nonstandard customers, and products that include expanded coverage for preferred customers.

Distribution and Marketing

We distribute our products primarily through a network of approximately 14,000 independent agencies and strategic partnerships. Independent agencies were responsible for approximately 94.5% of our gross written premiums for the twelve-month period ended December 31, 2003. In 2003, no one independent agency accounted for more than 2% of our gross written premiums, and only three agencies accounted for more than 1% of our gross written premiums. Another mode of distribution includes relationships, or strategic partnerships, with some non-affiliated property and casualty insurers that have their own captive agency forces. These companies usually provide standard and preferred auto coverage through one of their own companies while utilizing our companies for their nonstandard risks. We believe these are mutually beneficial relationships since our partners gain access to our nonstandard auto expertise and we gain access to a new distribution channel. This channel represented approximately 5.5% of gross written premiums in 2003.

We hold licenses to write auto insurance in all 50 states, but we are committed to growth in 15 focus states believed to provide the greatest opportunity for profitable growth considering the market size and the current legal and regulatory environment. Our operating states fall into four categories:

•	“Franchise States” – These states provide the best opportunity for profitable growth. They are California, Connecticut, Florida, Georgia, and Pennsylvania.

•	“Resource States” – We intend to strengthen operations in these 10 states and implement the operating model currently in place in California which stresses the strategies discussed above. Combined with Franchise States, these states represent the Focus States.

•	“Maintenance States” – We are seeking to maintain renewal business in these 7 states while rate increases are implemented to achieve underwriting profitability. We are accepting no new business in these states due to what is perceived to be the current lack of opportunity for profitable growth.

•	“Exit States” – We have discontinued or intend to discontinue writing insurance in these 28 states.

The following table sets forth the distribution of our gross premiums written by state for the Franchise States, as well as the other categories, as a percent of total gross written premiums for the periods indicated:

	3-Month Period Ended March 31,	Year Ended December 31,
	2004	2003	2002	2001	2000
Franchise States:
California	51%	43%	34%	25%	23%
Florida	14%	10%	10%	10%	10%
Connecticut	6%	10%	8%	8%	7%
Pennsylvania	6%	7%	7%	7%	6%
Georgia	6%	6%	7%	8%	8%

Sub-Total – Franchise States	83%	76%	66%	58%	54%
Next 10 – Resource States	10%	11%	14%	17%	17%

Sub-Total – 15 Focus States	93%	87%	80%	75%	71%
Maintenance States	6%	9%	13%	14%	17%
Exit States	1%	4%	7%	11%	12%

All States	100%	100%	100%	100%	100%

Our business development department is responsible for the distribution and sale of our products through independent agencies and strategic partners. This department is split into two key areas, field operations and corporate business development. The responsibilities of our field business development representatives include selecting agencies and strategic partners for appointment, training them to sell our products, and monitoring their operations to ensure compliance with our production and profitability standards. While most of the field activity occurs face-to-face in the producer’s office, we have had success with other approaches such as group seminars that focus on promoting our products and conducting training for agents.

Our corporate business development staff is responsible for our branding initiatives, cooperative advertising with our independent agents, sales promotions and agents’ incentives. In addition, this team is actively engaged in building agency relationships via telephone, e-mail, fax and direct mail.

We foster our agent relationships by providing our agents with our software applications along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. Our internet-base software applications provide many of our agents with real-time underwriting, claims and policy information. We believe the array of services that we offer to our agents adds significant value to their businesses. For example, Our PASS Program (Providing Agents Service and Support) is an incentive-based program through which our agents earn savings on service and support needs including technology, training, financial services, office supplies, advertising, promotion and travel.

We develop innovative products and service niche markets across the entire range of automobile insurance segments. We focus particular attention on developing relationships with Latino agents, especially in Southern California. Over the past decade, Latinos have been the fastest growing segment of the United States population according to U.S. Census Bureau data. In our Franchise States, Latinos constitute an estimated 21% of the population. Over the past decade, we have actively developed close relationships with Latino agents by supporting their businesses and customers in their local communities. We have developed products and services that support their particular needs and interests such as translating important documents to Spanish and providing bilingual customer service and claims personnel. We consider our position in this unique niche of the market, including the Infinity brand, to be a significant competitive advantage.

Our distribution and marketing efforts are implemented with a focus on maintaining a low cost structure. Controlling expenses allows us to price competitively and achieve better underwriting returns. Over the five years ended 2002, our statutory ratio of underwriting expenses to premiums written has averaged 23.2%, which is 4.4% points better than the personal lines industry average of 27.6% for the same period.

Claims Handling

Our claims organization employs approximately 1,200 people and has 37 field branch offices and three regional offices. We provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report.

We are committed to the field handling of claims and believe it provides better service to our customers and better control of the claim resolution process than alternative methods. We open claims branch offices in areas where we believe the volume of business will support them. Customer interactions can occur with generalists (multi-line claim representatives) and specialists (staff appraisers, field casualty representatives and special investigators) based on local market volume, density and performance. Nationally, over 65% of our claims are handled face-to-face. We strive for accuracy, consistency and fairness in our claim resolutions. Our claims audit program measures performance in investigations, damage documentation and other relevant areas.

Our claims organization is committed to defending against non-meritorious claims. This is done through referrals to our special investigations team. This team, made up of claims and former law enforcement professionals, works in concert with field operations to resolve questionable claims.

Reinsurance

We reinsure a portion of our business with other insurance companies. Ceding reinsurance permits diversification of risk and limits the maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers generally does not relieve us of our liability to insureds until claims are fully settled. To attempt to mitigate this credit risk, we cede business only to reinsurers that meet our credit ratings criteria. Excess of loss and catastrophe reinsurance protection is utilized for both personal and commercial automobile risks.

In April 2001, we entered into a 90% quota share agreement on the personal auto physical damage business written by the NSA Group with Inter-Ocean, an unaffiliated company which is rated “A (Excellent)” by A.M. Best. Under this agreement, credit risk was minimized by withholding premiums, in exchange for a fee, until all claims were resolved or the parties mutually agreed to terminate the agreement. This quota share agreement, which was later amended to include coverage of GAI’s personal lines that would otherwise be included in the Assumed Agency Business for both policies in effect since January 1, 2002 and unearned premium at December 31, 2001, covered business written through December 31, 2002. This agreement was renewed for 2003 on terms substantially equivalent to those in effect in 2002, except that we added the flexibility to elect, on a quarterly basis, the percentage of business to be added under the reinsurance agreement. The amount ceded under this agreement was reduced from 90% to 20% for the remainder of 2003. We then entered into a new agreement for 2004 with American Re, an unaffiliated company rated “A+” (Superior) by A.M. Best, under substantially the same terms, except that the minimum ceding threshold is 10% and the agreement no longer includes the Assumed Agency Business.

Loss and Loss Adjustment Expense Reserves

Loss and LAE reserves represent our estimate of our ultimate liability for unpaid claims and related adjustment expenses. We estimate liabilities for the costs of losses and LAE for both reported and unreported claims based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater or lower than recorded loss reserves, the reserve tail for personal auto coverage is shorter than that associated with many other property and casualty coverages and can, therefore, be established with less uncertainty than coverages having longer reserve tails.

We review loss reserve adequacy quarterly and our independent auditors also review the adequacy of loss reserves as part of their audit procedures. Loss and expense reserves are also certified to state regulators annually. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations.

The internal actuarial staff reviews our reserves quarterly by accident year at a state and coverage level and at the coverage level for the Assumed Agency Business. Quarterly reviews allow for timely adjustments to reserves based on additional information. As part of these quarterly reviews, the actuarial staff performs various tests to estimate ultimate average severity and frequency of claims. Severity represents the average cost per claim and frequency represents the number of claims per policy. As an overall review, the staff then evaluates loss and LAE ratios by accident year by state and by coverage for reasonableness. Actual frequency is fairly stable because policyholders generally report auto accidents within days of occurrence. Factors that can significantly affect actual frequency include, among others, changes in weather and class of driver. Estimates of average frequency can be affected by changes in claims settlement and reserving practices, but are generally reliable. Loss severity is not as readily estimable, and can be affected by auto repair and medical cost inflation, jury awards and changes in policy limit profiles. For the nonstandard book of business, the challenge of estimating average severity is somewhat mitigated by state-mandated minimum policy limits for bodily injury and property damage on over 90% of our policies. These low limits tend to reduce the exposure of the loss reserves on this coverage to medical cost inflation on severe injuries since the minimum policy limits will cap the total payout. Estimation of LAE reserves is subject to variation from factors such as use of outside adjusters, frequency of lawsuits, claims staffing and experience levels.

The following tables present the development of our loss reserves, net of reinsurance, on a GAAP basis for the calendar years 1993 through 2003. The Infinity table includes the loss reserves of the NSA Group through December 31, 2002, then the addition of the Assumed Agency Business for 2003. The top line of each table shows the estimated liability (in millions) for unpaid losses and LAE recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and Loss Adjustment Expenses - as re-estimated at December 31, 2003, shows the re-estimated liability as of December 31, 2003. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on these tables.

INFINITY

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Liability for unpaid losses & loss adjustment expenses:
As originally estimated	$385	$489	$569	$511	$525	$589	$543	$627	$608	$571	$679
Addition of Assumed Agency										126

										697
As re-estimated at December 31, 2003	347	495	568	533	537	553	516	672	647	711	N/A
Liability re-estimated:
One year later	89.6%	96.8%	97.8%	99.5%	100.8%	95.0%	95.3%	98.5%	100.2%	102.1%
Two years later	89.3%	100.4%	98.6%	101.9%	103.3%	93.6%	92.9%	101.1%	106.4%
Three years later	89.7%	101.1%	99.2%	104.7%	102.5%	91.0%	93.6%	107.1%
Four years later	90.2%	100.9%	100.3%	104.3%	100.9%	92.5%	95.0%
Five years later	90.1%	101.5%	100.0%	103.5%	101.7%	94.0%
Six years later	90.4%	101.3%	99.5%	103.9%	102.3%
Seven years later	90.6%	100.9%	99.7%	104.3%
Eight years later	90.1%	101.0%	99.8%
Nine years later	90.1%	101.1%
Ten years later	90.1%
Cumulative deficiency (redundancy):	(9.9%)	1.1%	(.2%)	4.3%	2.3%	(6.0%)	(5.0%)	7.1%	6.4%	2.1%	N/A

Cumulative paid as of:
One year later	58.8%	64.1%	63.8%	62.9%	59.3%	54.5%	53.0%	53.5%	51.5%	49.1%
Two years later	76.9%	87.2%	85.0%	83.9%	81.3%	73.2%	69.6%	76.6%	79.2%
Three years later	84.6%	95.2%	93.2%	94.3%	90.8%	80.6%	81.4%	91.5%
Four years later	87.5%	98.2%	96.6%	98.7%	94.8%	86.5%	88.7%
Five years later	88.7%	99.6%	98.3%	100.4%	98.0%	90.1%
Six years later	89.4%	100.5%	98.4%	101.9%	100.2%
Seven years later	89.9%	100.3%	98.8%	103.1%
Eight years later	89.6%	100.6%	99.3%
Nine years later	89.8%	100.7%
Ten years later	89.8%
The following is a reconciliation of our net liability to the gross liability for unpaid losses and loss adjustment expense.
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
As originally estimated
Net liability shown above	$385	$489	$569	$511	$525	$589	$543	$627	$608	$571	$679
Addition of Assumed Agency										126

										697
Add reinsurance Recoverables	11	7	5	12	6	10	10	13	37	33	31

Gross liability	$396	$496	$574	$523	$531	$599	$553	$640	$645	$730	$710

As re-estimated at December 31, 2003:
Net liability shown above	$347	$495	$568	$533	$537	$553	$516	$672	$647	$711
Add reinsurance
Recoverables	21	15	13	25	20	15	18	18	46	41

Gross liability	$368	$510	$581	$558	$557	$568	$534	$690	$693	$752	N/A

Gross cumulative deficiency (redundancy)	(6.9%)	2.7%	1.1%	6.6%	4.9%	(5.3%)	(3.5%)	7.7%	7.4%	3.1%	N/A

The following table presents the development of loss reserves for the Assumed Agency Business (in millions) through December 31, 2002. Development for 2003 for the Assumed Agency Business is included in the Infinity table on the prior page. Under the reinsurance agreement entered into with GAI, our insurance subsidiaries assumed the net reserves from GAI. Accordingly, gross reserves and net reserves are the same.

ASSUMED AGENCY BUSINESS

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Liability for unpaid losses & loss adjustment expenses:
As originally estimated	$171	$181	$189	$213	$190	$150	$118	$106	$116	$126
As re-estimated at December 31, 2003	184	204	206	196	145	121	117	111	126	N/A
Liability re-estimated:
One year later	104.2%	104.0%	114.4%	106.2%	88.9%	84.1%	102.9%	104.9%	106.3%
Two years later	104.3%	114.1%	118.0%	99.3%	78.0%	86.2%	100.6%	106.9%	108.5%
Three years later	108.9%	115.7%	113.6%	93.9%	79.5%	82.3%	101.2%	104.8%
Four years later	109.4%	113.7%	110.2%	93.3%	76.6%	81.8%	99.4%
Five years later	108.2%	112.3%	109.3%	91.7%	76.6%	80.3%
Six years later	107.7%	111.1%	108.0%	92.2%	76.1%
Seven years later	106.7%	110.6%	108.7%	92.3%
Eight years later	106.1%	111.6%	109.1%
Nine years later	107.2%	112.4%
Ten years later	107.2%
Cumulative deficiency (redundancy):	7.2%	12.7%	9.1%	(7.7%)	(23.9%)	(19.7%)	(.6%)	4.8%	8.5%

Cumulative paid as of:
One year later	56.7%	60.5%	57.6%	51.4%	37.8%	38.6%	47.5%	47.0%	43.6%
Two years later	81.3%	85.7%	86.0%	71.1%	55.2%	57.9%	69.5%	70.8%	60.2%
Three years later	94.9%	100.7%	97.7%	80.6%	65.2%	69.4%	83.3%	80.8%
Four years later	103.0%	106.4%	102.6%	85.6%	70.2%	75.3%	88.1%
Five years later	105.3%	108.9%	104.5%	88.1%	73.3%	76.4%
Six years later	106.5%	108.8%	105.8%	90.2%	73.8%
Seven years later	105.2%	109.5%	107.4%	90.3%
Eight years later	105.8%	111.0%	107.5%
Nine years later	107.2%	111.1%
Ten years later	107.2%

During 2002, the NSA Group settled a state class action lawsuit for $5.1 million involving the issue of whether there is an inherent diminished value in a damaged automobile that should be accounted for when calculating claim payments. The settlement increased the reserve deficiency for the 2001 calendar year-end reserves by $5.1 million. Excluding this, our NSA Group experienced an overall redundancy for the calendar year-end 2001 reserves of about $4 million. During 2003, $14 million of adverse LAE reserve development occurred primarily due to business from New York, partially offset by other reserve releases.

Investments

General

We employ a conservative approach to investment and capital management intended to ensure that there is sufficient capital to support our business. The investment portfolio is managed by American Money Management Corporation, a subsidiary of AFG. Our board of directors sets investment guidelines and periodically reviews the portfolio performance for compliance with such guidelines.

The following table presents the percentage distribution of our year-end investment portfolio (excluding investment in equity securities of affiliate corporations). The December 31, 2002 percentage distribution of the NSA Group’s investment portfolio was adjusted to include the investments transferred to us (approximately $125 million) in connection with the January 1, 2003 acquisition of GAI’s Assumed Agency Business.

	2003	2002	2001
Cash and Cash Equivalents	9.0%	8.3%	5.1%
Fixed Maturities:
U.S. Government and Agencies	7.2	7.9	8.9
State and Municipal	13.3	5.6	4.2
Public Utilities	8.3	10.7	10.7
Mortgage-Backed Securities	15.1	12.3	11.7
Corporate and Other	41.0	49.7	54.8
Redeemable Preferred Stocks	.8	.8	.6

	85.7	87.0	90.9
Net Unrealized Gains (Losses)	4.0	3.2	.2

	89.7	90.2	91.1
Equity Securities	1.3	1.5	3.8

	100.0%	100.0%	100.0%

The following table presents the yields of our investment portfolios as reflected in our consolidated financial statements included in this prospectus.

	For the Years Ended
	2003	2002	2001
Yield on Fixed Income Securities:
Excluding realized gains and losses	5.5%	6.4%	6.7%
Including realized gains and losses	5.6%	6.3%	6.8%
Yield on Equity Securities:
Excluding realized gains and losses	4.8%	3.4%	2.8%
Including realized gains and losses	3.5%	(12.6%)	(10.7%)
Yield on All Investments:
Excluding realized gains and losses	5.5%	6.3%	6.6%
Including realized gains and losses	5.5%	5.7%	6.1%

Fixed Maturity Investments

Our fixed maturity portfolio is invested primarily in taxable bonds. The NAIC assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our bonds and redeemable preferred stocks, by NAIC designation and comparable Standard & Poor’s Corporation rating as of December 31, 2003.

			Market Value
NAIC Rating	Comparable S&P Rating	Amortized Cost	Amount	%
1	AAA, AA, A	$844.6	$875.7	70.3%
2	BBB	253.8	270.2	21.7%

	Total investment grade	1,098.5	1,145.9	92.0%
3	BB	53.8	56.6	4.5%
4	B	37.0	39.7	3.2%
5	CCC, CC, C	2.1	2.2	.2%
6	D	1.1	1.5	.1%

	Total non-investment grade	94.3	99.9	8.0%

	Total	$1,192.4	$1,245.8	100.0%

Fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations. At December 31, 2003, the average duration of our fixed maturities was about 4.6 years. See Note 3 to our consolidated financial statements for the twelve-month period ended December 31, 2003 for the composition of our fixed income portfolio by scheduled maturity. For additional information regarding our investment portfolio and results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources - Investments.”

Ratings

A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A” (Excellent). According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, “excellent balance sheet strength, operating performance and business profile” when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, “have an excellent ability to meet their ongoing obligations to policyholders.”

Regulatory Environment

Our insurance company subsidiaries are generally subject to regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to transact business. State insurance departments have broad administrative power relating to licensing insurers and agents, regulating premium rates and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions involving the insurers and prescribing the type and amount of investments. Under state insolvency and guaranty laws, regulated insurers can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Insurers are also required by many states, as a condition of doing business in the state, to participate in various assigned risk pools, reinsurance facilities or underwriting associations, which provide various insurance coverages to individuals that otherwise, are unable to purchase that coverage in the voluntary market. Participation in these involuntary plans is generally in proportion to voluntary writings of related lines of business in that state. The underwriting results of these plans traditionally have been unprofitable. The amount of premiums we might be required to assume in a given state in connection with an involuntary plan may be reduced because of credits we may receive for nonstandard policies that we write voluntarily. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel and non-renew policies.

State insurance departments that have jurisdiction over our insurance subsidiaries may conduct on-site visits and examinations of the insurers’ affairs. These examinations have from time to time given rise to, and are likely to give rise to in the future, regulatory orders requiring remedial, injunctive, or other action on the part of an insurance subsidiary or assessing fines or other penalties against our insurance subsidiaries. Currently, our insurance subsidiaries are involved in six market conduct examinations.

The insurance laws of the states of domicile of our insurance subsidiaries contain provisions to the effect that the acquisition or change of “control” of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of “control” arises from the ownership, control, possession with the power to vote or possession of proxies with respect to a specified percentage (generally 10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends or other distributions from our insurance company subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare shareholder dividends. These subsidiaries may not make an “extraordinary dividend” until thirty days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or the commissioner has approved the payment of the extraordinary dividend within the 30-day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31, or the insurer’s net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurer’s remaining surplus after payment of a cash dividend to shareholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. The maximum amount of dividends payable during 2004 to us by our insurance companies without seeking regulatory approval is approximately $46 million. In 2003, our insurance companies paid $39 million of dividends to the holding company.

State insurance law requires our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance company subsidiaries need to maintain adequate financial strength ratings from independent rating agencies. Both of these factors may limit the ability of our insurance subsidiaries to declare and pay dividends.

Legal Proceedings

Our subsidiaries are, from time to time, named as defendants in various lawsuits incidental to our insurance operations. Legal actions relating to claims made under insurance policies are considered by us in establishing loss and LAE reserves. There are also several class action lawsuits pending, against us in various stages of development that involve issues not unlike those facing other insurance companies. A Florida state court suit involves interpretations of state-mandated fee schedules under personal automobile no-fault insurance laws. A suit in a California state court alleges that we improperly cancelled a class of insureds’ automobile insurance policies. A group of related lawsuits challenges the use of certain automated database vendors for evaluating total loss claims. Also pending are lawsuits that seek extra contractual damages in addition to damages claimed under insurance policies. We believe we have recorded adequate reserves for these liabilities and that, based on the status of these lawsuits, there is no individual pending case that is likely to have a material adverse effect on our financial condition, liquidity or results of operations.

Properties

Our insurance subsidiaries lease approximately 680,000 square feet of office space in numerous cities throughout the United States. Most of these leases expire within 7 years. The most significant leased office spaces are located in suburban Atlanta, Birmingham (our principal office), Cincinnati, Windsor (Connecticut) and Los Angeles.

Employees

We employ approximately 2,100 persons, none of whom are covered by collective bargaining arrangements.

MANAGEMENT

Executive Officers and Directors Our executive officers and directors are as follows:
Name	Age(1)	Position
James R. Gober	52	Chief Executive Officer, President and Director
John R. Miner	43	Executive Vice President
Samuel J. Simon	47	Senior Vice President, General Counsel, Secretary and Director
Roger Smith	43	Senior Vice President, Chief Financial Officer and Director
Joseph A. Pietrangelo	39	Senior Vice President
Jorge G. Castro (2)(4)	46	Director
Gregory G. Joseph (3)(4)	41	Director
Harold E. Layman (3)(4)	57	Director
Gregory C. Thomas (2)(3)	56	Director
Samuel J. Weinhoff (2)	53	Director

(1)	As of March 31, 2004.

(2)	Member of the Audit Committee. Mr. Thomas serves as Chairman of the Audit Committee.

(3)	Member of Compensation Committee. Mr. Layman serves as Chairman of the Compensation Committee.

(4)	Member of the Nominating/Governance Committee. Mr. Joseph serves as Chairman of the Nominating/Governance Committee.

James R. Gober was elected our Chief Executive Officer and President and a director in November 2002 and was elected Chairman in December 2003. Mr. Gober had served in various capacities within each of our insurance company subsidiaries since 1991.

John R. Miner was elected our Executive Vice President in September 2002. Mr. Miner served in various capacities with Great American Insurance Company since 1988, including President of Great American Insurance Company’s personal lines division.

Samuel J. Simon has served as our Secretary, Senior Vice President and General Counsel since 2002 and was elected a director in December 2003. Mr. Simon served in various legal and executive capacities with American Financial Group, Inc. since 1986.

Roger Smith was elected our Senior Vice President and Chief Financial Officer in September 2002 and was elected as a director in December 2003. Mr. Smith served in various executive capacities with Great American Insurance Company since 1987.

Joseph A. Pietrangelo was elected as a Senior Vice President in September 2002. Mr. Pietrangelo had served in a executive capacity in our claims division since 1999. He was with Zurich/Farmers Personal Insurance from 1997 to 1999 and served in various capacities with The Progressive Corporation from 1987 to 1997.

Jorge G. Castro was elected a director in August 2003. Mr. Castro has served as Vice Chairman and Chief Operating Officer of Valenzuela Capital Partners, LLC, a private equity investment firm since 2003. From 1989 to 2003, Mr. Castro was Chief Executive and Chief Investment Officer of CIC/HCM Asset Management. Mr. Castro presently serves on the Board of Trustees of Milton Academy and on the Board of Directors for the New America Alliance.

Gregory G. Joseph was elected a director in February 2003. Mr. Joseph has been Executive Vice President of Joseph Automotive Group since 1990. From 1987 through 1990, Mr. Joseph practiced law with Keating, Muething & Klekamp in Cincinnati, Ohio. He also serves on the advisory board to Xavier University, Cincinnati.

Harold E. Layman was elected a director in August 2003. Mr. Layman served as President and Chief Executive Officers of Blount International, Inc. until 2002. He currently serves on the Boards of Directors of Blount International, Inc. Graftech International, Ltd., Grant Prideco, Inc., a manufacturer of oilfield drill pipe and other drill stem and related products, and Von Hoffmann Holdings, Inc., a private equity firm.

Gregory C. Thomas was elected a director in February 2003. Mr. Thomas is currently retired after serving, until 1996 in various executive capacities, including Chief Financial Officer of Citicasters Inc. and its predecessor public company.

Samuel J. Weinhoff was elected a director in May 2004. Mr. Weinhoff is an insurance industry consultant in New York City. From 1997 through 2000, he managed Schroder & Co.’s U.S. Financial Institutions Group, and from 1985 to 1997 he was a Managing Director at Lehman Brothers.

Board of Directors

Our directors are divided into two classes and serve for staggered two-year terms. Our Class I directors, whose terms expire in 2006, are James R. Gober, Gregory G. Joseph, Harold E. Layman and Samuel J. Weinhoff. Our Class II directors, whose terms expire in 2005, are Jorge G. Castro, Samuel J. Simon, Roger Smith and Gregory C. Thomas.

Board Committees

We have an audit committee, a compensation committee and a nominating/governance committee, all of which consist exclusively of members who qualify as independent directors under the applicable requirements of the Nasdaq Stock Market, Inc. The audit committee is responsible for selecting our independent accountants, reviews the results and scope of the independent accountants’ audit and the services provided by them and reviews and evaluates our audit and control functions. The compensation committee administers our stock plans and makes recommendations concerning salaries and incentive compensation for our employees and establishes the compensation of our executive officers. The nominating/governance committee selects the director nominees to stand for election at annual meetings of shareholders and develops and recommends to the board a set of corporate governance principles for the company.

Executive Compensation

The following table sets forth information with respect to compensation earned by our Chief Executive Officer and by our four other executive officers for the fiscal years ended December 31, 2003, 2002 and 2001. Please note that all of the compensation indicated for the years 2002 and 2001 was paid by AFG. Additionally, any compensation paid by AFG for 2003 is indicated in the footnotes following the table.

			Annual Compensation						Long-Term Compensation
Name and Position	Year		Salary		Bonus		Other Annual Compensation[1]		Restricted Stock Awards[2]	Securities Underlying Options(#)	LTIP Payouts[3]	All Other Compensation[4]
James R. Gober	2003		$550,000		$389,375		$1,861		$1,000,000	101,500	$79,000	$15,112
Chief Executive	2002		$385,096		$250,000		$9,571		0	0	$352,850	$29,000
Officer and President	2001		$362,020		$162,500		$10,182		0	0	$208,725	$28,400
John R. Miner	2003		$407,626		$245,552	[5]	$103,320		$400,000	40,600	0	$14,164
Executive Vice	2002		$389,428		$91,732		$3,065		0	0	$196,350	$28,058
President	2001		$383,334		$171,407		$8,683		0	0	0	28,400
Samuel J. Simon	2003	[6]	$368,664	[5]	$257,692		$37,851		$350,000	36,540	0	$6,800
Senior Vice President	2002		$300,000		$35,000		$990		0	0	0	$20,750
and General Counsel	2001		$300,000		$20,000		$1,350		0	0	0	$19,400
Roger Smith	2003	[7]	$210,000	[5]	$95,838		$76,872	[8]	$250,000	20,300	0	$1,003
Senior Vice President	2002		$182,520		$37,400		$2,194		0	0	0	$15,374
And Chief Financial Officer	2001		$177,802		$20,000		$750		0	0	$9,804	$13,290
Joseph A. Pietrangelo	2003		$212,308		$72,484	[5]	$6,060	[9]	$150,000	16,240	0	$2,819
Senior Vice President	2002		$205,961		$50,000		$400		0	0	0	$14,996
	2001		$180,000		$60,000		$330		0	0	0	$15,400

[1]	Consists of automobile allowance, insurance premiums, relocation expenses, other taxable expenses and interest earned on deferred compensation.

[2]	Value of the restricted stock as of the date of grant. See the table below for the number and vesting schedule of the aggregate restricted stock holdings at the end of 2003.

[3]	Several executives participate in long-term incentive compensation plans (“LTIP”) which reward profitable results for individual business units based on targeted objectives for the unit tied to long-term profitability. The plans generally measure cumulative underwriting profit for the business unit over five years. Payment of earned amounts is generally made over a three-year period following the term of the plan.

[4]	Consists of retirement plan contributions.

[5]	Includes earned deferred compensation of $47,533 for Mr. Miner, $30,000 for Mr. Simon, $10,500 for Mr. Smith and $20,000 for Mr. Pietrangelo.

[6]	Annual compensation includes $318,752 paid by AFG in 2003 to Mr. Simon for bonus, salary, relocation expenses and other taxable expenses for 2003.

[7]	Annual compensation includes $91,800 paid by AFG in 2003 to Mr. Smith for bonuses and the exercise of the nonqualified stock option detailed in Note 8 to this table.

[8]	Includes $41,728 paid by AFG for the exercise of an option to purchase AFG common stock.

[9]	Includes $4,687 for the exercise of an option to purchase AFG common stock.

RESTRICTED STOCK AWARDS IN LAST FISCAL YEAR

Name	Number of Shares Awarded*	Market Value at December 31, 2003
James R. Gober	62,500	$2,065,625
John R. Miner	25,000	$826,250
Samuel J. Simon	21,875	$722,969
Roger Smith	15,625	$516,406
Joseph A. Pietrangelo	9,375	$309,844

*	The restricted stock awards are time-based and vest in one-third increments on February 18, 2004, February 18, 2005 and February 18, 2006. Dividends will be paid on the restricted stock awards quarterly at the same rate as our common stock.

OPTION GRANTS IN LAST FISCAL YEAR

	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal 2003	Exercise Price ($/Per Share)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Price Appreciation for Option Term*
Name					5%	10%
James R. Gober	101,500	24.8%	$16	2/18/2013	$1,021,325	$2,588,238
John R. Miner	40,600	9.9%	$16	2/18/2013	$408,530	$1,035,295
Samuel J. Simon	36,540	8.9%	$16	2/18/2013	$367,677	$931,766
Roger Smith	20,300	5.0%	$16	2/18/2013	$204,265	$517,648
Joseph A. Pietrangelo	16,240	4.0%	$16	2/18/2013	$163,412	$414,118

*	The assumed 5% and 10% rates of stock appreciation are rates required by the Securities and Exchange Commission for illustrative purposes and are not intended to predict actual stock appreciation. The assumed annual rate of appreciation of 5% and 10% would result with the price of our common stock appreciating to a price of $26.06 and $41.50, respectively.

FISCAL 2003 OPTION EXERCISES

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End* Exercisable/Unexercisable
James R. Gober	0	—	0/101,500	0/$1,703,575
John R. Miner	0	—	0/40,600	0/$692,230
Samuel J. Simon	0	—	0/36,540	0/$623,007
Roger Smith	0	—	0/20,300	0/$346,115
Joseph A. Pietrangelo	0	—	0/16,240	0/$276,892

*	Calculation based on closing price of $33.05 on December 31, 2003.

CERTAIN ARRANGEMENTS AND RELATIONSHIPS

BETWEEN OUR COMPANY AND AFG

In connection with the initial public offering of our common stock, we entered into a number of agreements with AFG. The terms of these agreements, as described below, were negotiated by us and AFG prior to the initial public offering of our common stock. Our board of directors, as constituted at the time, approved the terms of these agreements. The agreements were not reviewed or approved by the independent directors who joined our board upon or after the completion of the initial public offering. We believe that the terms of these agreements are comparable to or more favorable than those that we could have obtained from independent third parties.

Formation and Separation

The formation and separation agreement with AFG sets forth the terms of our organization and certain relationships with AFG. Pursuant to the agreement, AFG transferred to us all of the issued and outstanding common stock of the following personal auto insurance subsidiaries and their respective subsidiaries (excluding Leader National Agency of Texas, Inc. and two foreign subsidiaries): Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. In exchange, we issued to AFG all of our issued and outstanding common stock and a note payable in the amount of $55 million. The promissory note was repaid in July 2003 with proceeds from our term loan. In addition, pursuant to a reinsurance agreement described below, effective January 1, 2003, AFG transferred to us substantially all of the personal lines insurance business written by GAI and its subsidiaries through independent agents. Under the agreement, we received investment securities with a market value equal to approximately $125.3 million (the “Transferred Investments”).

The formation and separation agreement also required that we and AFG enter into certain other agreements, including the reinsurance agreement referred to above, a registration rights agreement, an investment advisory agreement, several services agreements, a non-competition agreement, a tax allocation indemnification agreement, a license agreement and other agreements, each as described below. Further, under the agreement, in the event we incur certain losses which arise from the operation of the NSA Group or the Assumed Agency Business prior to the completion of the initial public offering of our common stock, AFG agreed to indemnify us for 60% of the first $25 million of losses which are in excess of a $13.2 million threshold. Losses covered by this indemnification would include, among others, those arising from claims for failure to settle within a policy limit or bad faith claims, and certain other obligations for which reserves have not been established; provided, however, that a loss shall not be subject to indemnification unless such loss equals or exceeds $200,000. As of the date of this offering memorandum, we have not made any payments that are currently subject to indemnification. We and AFG terminated AFG’s obligation to provide such indemnification in exchange for a one-time payment of $10.5 million to us made by AFG in December 2003.

Reinsurance

Effective January 1, 2003, we acquired by reinsurance, substantially all of the independent agency produced personal lines insurance written by AFG’s principal property and casualty insurance subsidiary, GAI. In addition, we acquired all personal lines insurance assumed by GAI under a pooling agreement among GAI and its affiliated insurance companies. GAI’s personal lines insurance consists primarily of personal auto insurance for standard and preferred drivers but also includes other personal lines business such as homeowners, umbrella liability and boat owners.

As the reinsurer, we assumed all obligations, liabilities and rights with respect to the acquired personal lines insurance, including extracontractual and other non-claims obligations related to the acquired personal lines business. GAI has, however, for a two-year period, retained all assigned risk assessments regarding insurance written in New Jersey and all assigned risk assessments regarding insurance written in New York before January 1, 2003. In consideration for our assumption of such obligations and liabilities, on January 1, 2003, GAI transferred to us assets (primarily securities) in an amount equal to $125.3 million, which represented GAI’s net insurance liabilities on such personal lines agency business, as reflected in the statement of the assets and liabilities of the acquired personal lines insurance business as of December 31, 2002. Substantially all of the securities transferred to us were investment grade fixed income securities.

Under the agreement, we have the right for three years to cause GAI to continue writing personal lines insurance in compliance with its form and rate filings then in effect. We are obligated to fully reinsure any such personal lines insurance policies issued or renewed by GAI during such time period. In addition, we are obligated to pay to GAI a ceding commission equal to GAI’s cost of renewing or issuing such business as well as a fronting fee on such business, which is initially equal to four-tenths of one percent of gross premiums received. In consideration for providing such reinsurance, we receive all net premiums received by GAI or its affiliates on such renewals or new business. We have extended the agreement beyond its initial three-year term as may be necessary to continue to reinsure any independent agency produced personal lines insurance policies that GAI may be required to issue or renew after the scheduled expiration of the agreement.

Investment Advisory

AFG, through its wholly-owned subsidiary, American Money Management Corporation, provides investment advisory services to us for the five year period following completion of the initial public offering of our common stock at a fee of 17/100s of one percent of managed assets. The investment services it furnishes must be in accordance with general investment policies, objectives, directions and guidelines established from time to time by our board of directors or an appropriate committee of the board. For services rendered to our subsidiaries in the years 2003, 2002, 2001 and 2000, American Money Management charged the NSA Group and/or us $2.0 million, $1.8 million, $2.0 million and $2.0 million, respectively. We amended the agreement with American Money Management to shorten its initial term. As so amended, the initial term will end on December 31, 2006. The agreement will be automatically extended for successive one-year periods unless either party provides written notice of termination at least 90 days prior to the end of the then-current term. We can also terminate the agreement, upon specified notice, for American Money Management’s material breach of the agreement or its failure to adhere to our investment guidelines.

Tax Allocation

Before the initial public offering of our common stock, we were parties to a Tax Allocation Agreement with certain AFG affiliates that provided for the filing of consolidated federal income tax returns and the allocation of income tax liability among various AFG subsidiaries as a Consolidated Tax Group. As a result of the completion of the initial public offering, we are no longer a members of the Consolidated Tax Group for federal income tax purposes. In the event any tax issues arise under the Tax Allocation Agreement with respect to periods during which we were a member of the Consolidated Tax Group, we have entered into a tax allocation indemnification agreement pursuant to which we agreed to indemnify the Consolidated Tax Group for liabilities that are allocated to the NSA Group for periods prior to the initial public offering, and that the Consolidated Tax Group agreed to indemnify us for tax liabilities that are allocated to other members of the Consolidated Tax Group for periods prior to the initial public offering. The amount of tax allocated for such periods is generally equal to the federal income tax that would have been payable by us during such periods if the NSA Group had filed separate returns based upon income computed in accordance with generally accepted accounting principles. Under the tax laws, each member of the Consolidated Tax Group is severally liable for the federal income tax liability of each other member of the Consolidated Tax Group. Accordingly, with respect to periods in which we have been included in the Consolidated Tax Group, we could be liable for any federal tax liability incurred, but not discharged, by any other member of the

Consolidated Tax Group. As discussed above, the other members of the Consolidated Tax Group will indemnify us for that liability. Taxes allocated to the NSA Group for the years 2002, 2001 and 2000 were $25.1 million, $6.1 million, and $26.4 million, respectively.

Other Services

We entered into a services agreement for the provision by AFG to us of certain facility sharing, information systems and corporate staff services, including human resources, risk management, legal, financial reporting and other existing shared services. The term for the provision of each service may vary depending on our needs. Some services have been phased out following the completion of the initial public offering of our common stock while others may continue for up to a three-year term. We continue to develop our own internal capabilities in order to reduce and eventually eliminate our reliance on AFG for such services. We pay AFG for these services fees as specified in the services agreement. On each anniversary of the services agreement, the fees for certain services may be adjusted based on the consumer price index. For 2002, 2001 and 2000, we estimate that fees allocated to our insurance operations were $11 million each year. For 2003, fees paid to AFG for these services were $5.7 million.

Non-Competition

We entered into a non-competition agreement with AFG pursuant to which for the period of five years following completion of the initial public offering of our common stock, AFG shall not, and shall not permit its subsidiaries to,

•	offer, issue or sell, directly or indirectly within the United States, personal automobile insurance written through independent agents; or

•	employ, offer to employ or solicit with a view to employment any person employed by us whose annual base salary exceeds $50,000.

The non-competition agreement is not binding upon a subsidiary or a controlling shareholder of AFG after the time such subsidiary or controlling shareholder ceases to be a subsidiary or controlling shareholder of AFG and does not apply to any person which becomes an affiliate of AFG after the closing of the initial public offering of our common stock (other than a subsidiary of AFG), including any person that acquires all or substantially all of the capital stock or assets of AFG. However, the agreement is binding upon any person who has a controlling interest in AFG upon completion of the initial public offering of our common stock until the time such person ceases to have a controlling interest in AFG.

Notwithstanding the foregoing, AFG is not prohibited from

•	engaging in any line of business in which it is engaged at the completion of the initial public offering of our common stock; or

•	acquiring an interest in any person engaged in any line of business except for acquisitions of controlling interests, whether in a single transaction or series of transactions, in any subsidiary or entities with, in the aggregate, $100,000,000 or more in gross annual written premiums or, with respect to one person, 50% or more of its gross revenues, attributable to writing personal automobile insurance, which we refer to as a permitted acquiree. AFG may acquire a controlling interest in a person which is not a permitted acquiree, if AFG promptly divests the personal automobile insurance operations of such subsidiary.

Intercompany Securities Transactions

The NSA Group purchased and sold securities at fair value in transactions with AFG subsidiaries and also transferred securities to its parent in the form of capital distributions and received securities from its parent as capital contributions. For a further description of these securities transactions, see Note 13 to the our consolidated financial statements for the twelve-month period ended December 31, 2003 included with this prospectus.

In December 2003, we received proceeds of approximately $4.7 million through the sale of one equity security to AFG. The purchase price for the sale was based on the closing price of the security on the date of sale.

Trademark License

We entered into a trademark license agreement with GAI. Under this agreement, we acquired rights to use certain trademarks and service marks of GAI in connection with our business. Under the license agreement, we obtained a non-exclusive, royalty-free right to use the “Great American” name during the term of the Reinsurance Agreement principally in connection with the products and services of the Assumed Agency Business. We also obtained non-exclusive, royalty-free rights in perpetuity to use certain other trademarks and service marks of GAI that relate to our business. These licensed marks will remain the property of GAI and may continue to be used by GAI. Our rights to the marks are subject to certain notice, approval and quality control requirements, as well as other standard commercial terms. Under the license agreement, we agreed to indemnify GAI for any claims and losses that result from our use of the marks outside the scope of the license granted to us. In December 2003, AFG transferred to us certain of the trademarks covered by the trademark license agreement.

Miscellaneous

We provide certain management services to AFG with respect to GAI’s direct to consumer personal automobile insurance business at fees that reflect the agreed upon level of service and support to be provided. For 2003, fees incurred by AFG for these services were approximately $6.5 million. AFG is also required to reimburse us for certain costs. We agreed with AFG that it would satisfy the reimbursement obligation in exchange for a one-time payment of $3.0 million made by AFG in December 2003.

We lease property located in Cincinnati, Ohio from GAI and also sublease property currently leased by GAI in Cincinnati, Ohio and Windsor, Connecticut. The subleases remain effective through at least the current term of the existing lease. The lease payments made to GAI under any sublease are determined on a cost-sharing basis calculated by the percentage of space, if any, retained by GAI and are secured by the assets of the subtenant. Lease payments allocated for space occupied by the Assumed Agency Business were $1.4 million, $1.1 million, $1.1 million and $1.2 million, respectively, for the years 2003, 2002, 2001 and 2000.

We are a party to four quota share reinsurance agreements with an AFG subsidiary under which we reinsure the subsidiary’s liabilities with respect to certain policies of personal automobile insurance. The agreements allow us to write personal lines insurance in certain states on the subsidiary’s form and rate filings then in effect. These agreements terminate on June 30, 2005 unless terminated prior to that time by either party upon 90 days written notice.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock by:

•	each person that owns beneficially more than 5% of the outstanding shares of our common stock;

•	each director and executive officer; and

•	all of our directors and executive officers as a group.

Each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder. Except as set forth below, all information is provided as of April 8, 2004.

Name	Shares	Percent
T. Rowe Price Associates, Inc. (1) 100 East Pratt Street Baltimore, Maryland 21202	2,044,000	9.9%
RS Investment Management Co. LLC (2) 388 Market Street, Suite 1700 San Francisco, California 94111	1,373,098	6.8
Trinity Capital of Jacksonville, Inc. (3) 1819 Goodwin Street Jacksonville, Florida 32204	1,050,000	5.1
James R. Gober	89,050	*
John R. Miner	34,995	*
Samuel J. Simon	32,308	*
Roger Smith	20,935	*
Joseph A. Pietrangelo	12,623	*
Jorge G. Castro	5,000	*
Gregory G. Joseph	7,700	*
Harold E. Layman	5,000	*
Gregory C. Thomas	5,000	*
Samuel J. Weinhoff	0	—
All directors and executive officers as a group (10 persons)	212,111	1.0%

*       Less than 1%.

(1)      The following is based upon information provided by T. Rowe Price Associates, Inc. (“Price Associates”) as of April 7, 2004. These securities are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. According to Price Associates, it has sole voting power as to 283,900 of these shares and sole dispositive power as to all of these shares.

(2)      The following is based upon information contained on Schedule 13G filed with the Securities and Exchange Commission on February 18, 2004 and information provided by RS Investment Management Co. LLC as of April 8, 2004. These shares are owned by various individual and institutional investors for which RS Investment Management, L.P., RS Investment Management, Inc., and RS Growth Group LLC (all SEC-registered investment advisers controlled by RS Investment Management Co. LLC) serve as investment adviser with power to exercise voting power or investment power, or both. For purposes of the reporting requirements of the Securities Exchange Act of 1934, RS Investment Management Co. LLC, RS Investment Management, L.P., RS Investment Management, Inc., and RS Growth Group LLC (collectively “RS Investments”) are deemed to be a beneficial owner of such securities; however, RS Investments expressly disclaims that it is, in fact, the beneficial owner of such securities. According to Schedule 13G, RS Investment Management Co. LLC has shared voting and dispositive power as to all of these shares.

(3)      According to the information contained on Schedule 13G filed with the Securities and Exchange Commission on March 12, 2004, Trinity Capital of Jacksonville, Inc. has shared voting and dispositive power as to all of these shares.

DESCRIPTION OF NOTES

The existing notes were issued, and the exchange notes will be issued, under an indenture dated as of February 17, 2004 between us and American Stock Transfer & Trust Company, as trustee. The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read the indenture, including the form of exchange note, in its entirety because it, and not this description, defines your rights as holders of the notes. All references to us in this section refer solely to Infinity Property and Casualty Corporation and not to our subsidiaries.

General

The notes will be issued in an aggregate principal amount of up to $200,000,000 and will mature on February 18, 2014. The notes will bear interest at the rate of 5.50% per year from February 17, 2004, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on February 18 and August 18, commencing August 18, 2004 to the persons in whose names the notes are registered at the close of business on the next preceding February 3 or August 3, respectively. We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (except for the issue price, issue date and the amount of the first payment of interest following the issue date of the exchange notes) so that the exchange notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued.

The notes will not be entitled to the benefits of any sinking fund.

Ranking

The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The notes will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of the date of this prospectus, our aggregate principal amount of indebtedness (excluding intercompany liabilities) consisted solely of $200 million of existing notes. We are a holding company and conduct our operations through our subsidiaries. However, the notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries. As of March 31, 2004, our subsidiaries’ had approximately $1,250 million of total liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).

Optional Redemption

We may redeem the notes, at our option, at any time in whole, or from time to time in part, prior to maturity at a redemption price equal to the greater of:

•	100% of the principal amount of the notes; and

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus in each case, accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or

•	if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means:

•	each of UBS Securities LLC and Lehman Brothers Inc. or their respective affiliates; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and

•	two other Primary Treasury Dealers selected by us. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption. We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the redemption price of those notes.

Certain Covenants

The indenture contains, among others, the following covenants:

Limitation on Liens

We have agreed that we will not, and will not permit any Subsidiary to, incur, issue, assume or guaranty any indebtedness if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Significant Subsidiary, whether such Voting Stock is now owned or is acquired at a later time, without providing that the notes (together with, if we determine, any other indebtedness or obligations of us or any Subsidiary ranking equally with or senior to the notes and then existing or thereafter created) are secured equally and ratably with such indebtedness. This limitation does not apply to (i) up to $10 million of indebtedness not contemplated by clause (ii) and (iii), (ii) indebtedness secured by a pledge of, lien on or security interest in, any shares of Voting Stock of any corporation if such pledge, lien or security interest is made or granted prior to or at the time such corporation becomes a Significant Subsidiary, (iii) liens or security interests securing indebtedness of a Significant Subsidiary to us or another Significant Subsidiary or (iv) the extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien or security interest referred to in the foregoing clauses (ii) and (iii) but only if the principal amount of indebtedness secured by the liens or security interests immediately prior to the extension, renewal or replacement is not increased and the lien or security interest is not extended to other property.

Limitation on Mergers and Sales of Assets

We have agreed that we will not enter into a merger or consolidation with another corporation or sell or lease all or substantially all of our assets to another corporation, unless (i) either we are the continuing corporation, or the successor corporation (if other than us) expressly assumes by supplemental indenture our obligations on the notes (in which case, except in the case of such a lease, we will be discharged from our obligations on the notes), and (ii) immediately thereafter, we or the successor corporation (if other than us) would not be in default in the performance of any covenant or condition of the indenture.

Under the laws of the State of New York, which govern the indenture, there is no clear meaning of the phrase “all or substantially all” with regard to a company’s assets or property, and the interpretation of such phrase is very fact-intensive. Due to such uncertainty, it may be difficult for holders of the notes to ascertain whether a viable claim exists under the indenture with respect to any given transaction.

Limitations on Disposition of Stock of Significant Subsidiaries

The indenture provides that we will not, and will not permit any Subsidiary to issue, sell, transfer or otherwise dispose of any shares of capital stock of any Significant Subsidiary (or of any Subsidiary having direct or indirect control of any Significant Subsidiary) except for, subject to the covenant relating to mergers and sales of assets described above,

•	a sale, transfer or other disposition of any capital stock of any Significant Subsidiary (or of any Subsidiary having direct or indirect control of any Significant Subsidiary) to a wholly owned Subsidiary of us, or

•	a sale, transfer or other disposition of any capital stock of any Significant Subsidiary (or of any Subsidiary having direct or indirect control of any Significant Subsidiary) held by us and our Subsidiaries for at least fair value (as determined by our Board of Directors acting in good faith), and, in either such case, after giving effect to the use of proceeds therefrom, we and our Subsidiaries, considered as a whole, would continue to be principally engaged in the businesses we and they conduct as of February 17, 2004.

We are not required pursuant to the indenture to repurchase the notes, in whole or in part, with the proceeds of any sale, transfer or other disposition of any shares of capital stock of any Subsidiary (or of any Subsidiary having direct or indirect control of any other Subsidiary). Furthermore, the indenture does not provide for any restrictions on our use of any proceeds from that sale, transfer or disposition.

The indenture does not contain any provisions specifically intended to protect holders of the notes in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us.

Although the indenture does contain the provisions described in “Limitation on Liens” above, the indenture does not contain any provisions which will otherwise restrict us from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on our capital stock or purchasing or redeeming our capital stock. The indenture does not contain any financial ratios or specified levels of net worth or liquidity to which we must adhere. In addition, the indenture does not contain any provision which would require us to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the notes.

Certain Definitions

“Significant Subsidiary” means a Subsidiary, including its Subsidiaries, that meets any of the conditions set forth under Rule 405 under the Securities Act.

“Subsidiary” means a corporation, company (including any limited liability company), association, partnership, joint venture, trust or other business entity in which we and/or one or more of our other Subsidiaries owns at least 50% of the Voting Stock.

“Voting Stock” means stock of any class or classes or other ownership interest having general voting power under ordinary circumstances to elect a majority of the board of directors, managers, trustees or persons with similar functions of the entity in question, provided that, for the purposes of this definition, stock which carries only the right to vote conditionally on the happening of an event will not be considered Voting Stock whether or not that event has happened.

Events of Default

The indenture provides that Events of Default with respect to the notes will be

•	default for 30 days in payment of interest upon any note;

•	default in payment of principal or premium, if any, on any note;

•	default in performance, or breach, of any other covenant or warranty in the indenture for 30 days, after notice;

•	failure by us or any Subsidiary to pay indebtedness in an aggregate principal amount exceeding $10 million at the later of final maturity or upon expiration of any applicable period of grace with respect to that principal amount;

•	acceleration of the maturity of any indebtedness of us or any Subsidiary, in excess of $10 million, if such failure to pay is not discharged or such acceleration is not annulled within 10 days after due notice;

•	specified events of bankruptcy or insolvency of us or any Significant Subsidiary; and

•	entry of judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, which have not been discharged, and there has been a period of 60 days during which a stay of enforcement of the judgment or order is not in effect, and the trustee gives us written notice of the default or the holders of 25% of the notes gives notice of the default to us and the trustee.

If an Event of Default has occurred and has not been cured within the applicable time period, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the entire principal amount of all the notes to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded by the holders of at least a majority in principal amount of the outstanding notes. If an Event of Default results from specified events in bankruptcy or insolvency involving us or any Significant Subsidiary, the notes will be come due and payable without any declaration or other act on the part of the trustee or any holder.

Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is not required to take any action under the indenture at the request of any holders unless such holders offer the trustee reasonable protection from expenses and liability, called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	the registered holder of your note must give the trustee written notice that an Event of Default has occurred and remains uncured;

•	the holders of 25% in principal amount of all outstanding notes must make a written request that the trustee take action because of the default that has occurred and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken any action for 60 days after receipt of the above notice request and offer of indemnity; and

•	the holders of a majority in principal amount of the outstanding notes must not have given the trustee a direction inconsistent with the above notice request.

Notwithstanding the above, you are entitled at any time to bring a lawsuit for the payment of money due on the notes on or after the due date for payment.

Holders of a majority in principal amount of the outstanding notes may waive any past defaults other than:

•	the payment of principal, or any premium or interest, on the outstanding notes; or

•	a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the notes.

Book entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee, and how to declare or rescind an acceleration of maturity on their notes.

Modification or Waiver

There are three types of changes we can make to the indenture and the notes.

Changes Requiring Approval of All Holders

First, there are changes that we cannot make to the terms or provisions of your notes without the specific approval of each note affected thereby. Subject to the provisions of the indenture, without the specific approval of each note affected thereby, we may not:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of, or premium, if any, or interest on, or any other amounts due on any note (including amounts payable upon redemption of a note);

•	reduce the amount of principal payable upon acceleration of maturity of any note;

•	change the place or currency of payment on any note;

•	impair your right to sue for payment on your note;

•	reduce the percentage of holders of notes whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Not Requiring Your Approval

There are certain changes we may make to the notes without your specific approval and without any vote of the holders of the outstanding notes. These changes are limited to clarifications and certain other changes that would not adversely affect the holders of the outstanding notes in any material respect.

Changes Requiring Majority Approval

Any other change to, or waiver of, any provision of the indenture and the notes issued pursuant thereto would require the approval of the holders of a majority in principal amount of the outstanding notes.

Further Details Concerning Voting

Notes will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust money for their payment in full or their redemption. Notes will also not be eligible to vote if we can legally release ourselves from all payment and other obligations with respect to those notes, as described below under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of the notes, that vote or action may be taken only by persons shown on the trustee’s records as holders of the outstanding notes on that record date.

Defeasance

Subject to the provisions of the indenture, we may elect either:

•	to be released from some of the covenants in the indenture under which your notes were issued (referred to as “covenant defeasance”); or

•	to be discharged from all of our obligations with respect to your notes, except for obligations to register the transfer or exchange your notes, to replace mutilated, destroyed, lost or stolen notes, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as “full defeasance”).

Covenant Defeasance

In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay the notes as described below.

Subject to the provisions of the indenture, to accomplish covenant defeasance we must do the following:

•	We must deposit in trust for the benefit of all holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on the notes on the various dates when such payments would be due.

•	No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your notes shall have occurred and be continuing on the date of such deposit, or, with regard to Events of Default resulting from specified events in bankruptcy or insolvency involving us or any Significant Subsidiary, at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition will not be deemed satisfied until after such 90th day).

•	We must deliver to the trustee a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your notes any differently than if such covenant defeasance had not occurred and we had just repaid your notes ourselves at maturity.

•	We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to covenant defeasance, as set forth in the indenture.

•	We must deliver to the trustee an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the indenture, had been complied with.

If we were to accomplish covenant defeasance, you could still look to us for repayment of the notes if there were a shortfall in the trust deposit or the trustee were prevented from making payment. In fact, if an Event of Default that remained after we accomplish covenant defeasance occurred (such as our bankruptcy) and your notes became immediately due and payable, there might be a shortfall in our trust deposit.

Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

Full Defeasance

If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your notes. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

Subject to the provisions of the indenture, in order to accomplish full defeasance we must do the following:

•	We must deposit in trust for the benefit of all holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on the notes on the various dates when such payments would be due.

•	No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your notes shall have occurred and be continuing on the date of such deposit, or, with regard to Events of Default resulting from specified events in bankruptcy or insolvency involving us or any Significant Subsidiary, at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition will not be deemed satisfied until after such 90th day.)

•	We must deliver to the trustee a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your notes any differently than if such full defeasance had not occurred and we had just repaid your notes ourselves at maturity.

•	We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to full defeasance, as set forth in the indenture.

•	We must deliver to the trustee an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the indenture, had been complied with.

Form, Denomination and Registration

The exchange notes will be represented by one or more global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for The Depository Trust Company, or “DTC,” and will be registered in the name of Cede & Co. or another nominee designated by DTC except in limited circumstances. The global notes are hereinafter sometimes referred to individually as a “global note” and collectively as the “global notes.”

Beneficial interests in the global notes may be held directly through DTC or indirectly through organizations which are participants in DTC. Except as set forth below, the record ownership of the global notes may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the notes in global form.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

Beneficial owners of exchange notes who are not participants in DTC may beneficially own interests in a global note held by DTC only through participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede, as the nominee of DTC, is the registered owner of any global note, Cede for all purposes will be considered the sole holder of that global note. Except as provided below, owners of beneficial interests in a global note will not be entitled to have certificates registered in their names, will not receive physical delivery of certificates in definitive form, and will not be considered the holder thereof.

Neither we nor the trustee (or any registrar or paying agent) will have any responsibility for the performance by DTC or any of the participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants whose accounts are credited with DTC interests in a global note.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book entry charges to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of those participants (or other representatives), together with other entities, own DTC. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of exchange notes under the DTC system must be made by or through participants, which will receive a credit for the exchange notes on DTC’s records. The ownership interest of each actual purchaser of each note is in turn to be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the exchange notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in exchange notes, except in the event that use of the book-entry system for the notes is discontinued.

The deposit of exchange notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the exchange notes; DTC’s records reflect only the identity of the participants to whose accounts such exchange notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

We will make principal and interest payments on the exchange notes to DTC by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers or registered in “street name” and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of those payments to participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of participants and indirect participants. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us.

Exchange notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

•	we determine not to require all of the notes to be represented by a global note and notify the trustee of our decision; or

•	an Event of Default has occurred with respect to the notes and has not been cured.

In any such instance, an owner of a beneficial interest in the global notes will be entitled to physical delivery in definitive form of exchange notes represented by the global notes equal in principal amount to that beneficial interest and to have those exchange notes registered in its name. Exchange notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Our definitive exchange notes can be transferred by presentation for registration to the registrar at its New York offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee duly executed by the holder or his attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive exchange notes.

THE EXCHANGE OFFER

In the exchange and registration rights agreement between us and the initial purchasers of the existing notes, we agreed to:

•	file a registration statement relating to a registered exchange offer for the existing notes with the SEC no later than 90 days after the date that the existing notes were first issued;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act not later than 150 days after the existing notes were first issued;

•	use our reasonable best efforts to commence and complete the exchange offer promptly, but no later than 30 days after the effectiveness of such exchange offer registration statement; and

•	file a shelf registration statement for the resale of the existing notes and use our reasonable best efforts to cause such shelf registration statement to become effective if, among other reasons, the exchange offer registration statement is not declared effective within 180 days after the issue date of the notes or the exchange offer is not consummated within 45 days after the exchange offer registration statement is declared effective.

If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of the existing notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the existing notes at a rate of 0.25% per annum. If a Registration Default occurs and is continuing for a period of more than 90 days, then the amount of additional interest we are required to pay on the existing notes will increase, effective from and after the 91st day in that period, by an additional 0.25% per annum until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per annum. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the existing notes in the same manner as interest payments on the existing notes, with payments being made on the interest payment dates for existing notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs.

A “Registration Default” will occur if:

•	we fail to file any of the registration statements required by the exchange and registration rights agreement on or before the date specified for that filing;

•	any such registration statement is not declared effective by the SEC on or prior to the date specified for its effectiveness;

•	we fail to complete the exchange offer on or prior to the date specified for completion; or

•	the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the existing notes during the periods specified in the exchange and registration rights agreement.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of existing notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Existing Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange existing notes that are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us existing notes as provided below, our acceptance of the existing notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of existing notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of exchange notes.

•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the existing notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of existing notes at their addresses listed in the trustee’s security register with respect to the existing notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on June , 2004; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means June , 2004 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, $200,000,000 in aggregate principal amount of existing notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of existing notes being tendered.

•	Our obligation to accept existing notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any existing notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all existing notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any existing notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any existing notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the existing notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of existing notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Existing notes that are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resale of Exchange Notes.”

Important Rules Concerning The Exchange Offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of existing notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular existing notes not properly tendered or to not accept any particular existing notes which acceptance would be, in our reasonable judgment or the reasonable judgment of our counsel, unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular existing notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender existing notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of existing notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular existing notes either before or after the expiration date shall be final and binding on all parties.

•	None of us, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of existing notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Existing Notes

What to submit and how

If you, as the registered holder of existing notes, wish to tender your existing notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to American Stock Transfer & Trust Company at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

•	certificates for existing notes must be received by the exchange agent along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer of existing notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

•	you must comply with the guaranteed delivery procedures described below.

The method of delivery of existing notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend the use of properly insured registered mail, return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or existing notes should be sent to us.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the existing notes being surrendered for exchange are tendered

•	by a registered holder of the existing notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the signatures must be guaranteed by an “eligible guarantor institution” meeting the reasonable requirements of the Exchange Agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Exchange Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If the letter of transmittal or any existing notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

Acceptance of Existing Notes for Exchange; Delivery of Exchange Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all existing notes properly tendered and will issue the exchange notes promptly after acceptance of the existing notes. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue exchange notes in exchange for existing notes that are accepted for exchange only after timely receipt by the exchange agent of:

(1) certificates for existing notes, or

(2) a timely book-entry confirmation of transfer of existing notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, or

(3) a tender of existing notes through the guaranteed delivery procedures described below, and

(4) a properly completed and duly executed letter of transmittal.

If we do not accept any tendered existing notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing existing notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged existing notes without expense to the tendering holder or, in the case of existing notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged existing notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the existing notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of existing notes by causing DTC to transfer existing notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the existing notes so tendered will only be made after timely confirmation of book-entry transfer of existing notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that

•	DTC has received an express acknowledgment from the participant tendering existing notes that are the subject of that book-entry confirmation,

•	the participant has received and agrees to be bound by the terms of the letter of transmittal, and

•	we may enforce the agreement against that participant.

Although delivery of existing notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your existing notes are held through DTC, you must complete a form called “Instructions to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your notes of your intention to tender your existing notes or not tender your existing notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of existing notes and you want to tender your existing notes but your existing notes are not immediately available, or time will not permit your existing notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of existing notes,

•	the amount of existing notes tendered,

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent,

and

(3) the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

You can withdraw your tender of existing notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the existing notes to be withdrawn;

•	the existing notes to be withdrawn;

•	the principal amount of the existing notes to be withdrawn;

•	if certificates for existing notes have been delivered to the exchange agent, the name in which the existing notes are registered, if different from that of the withdrawing holder;

•	if certificates for existing notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if existing notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any existing notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn existing notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Existing Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any existing notes. We may terminate or amend the exchange offer, if at any time before the acceptance of existing notes for exchange or the exchange of the exchange notes for existing notes, it is determined by us that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights that we may assert at any time and from time to time.

In addition, we will not accept for exchange any existing notes tendered, and no exchange notes will be issued in exchange for any existing notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

American Stock Transfer & Trust Company has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

Facsimile Transmissions:

(718) 921-8323

To Confirm by Telephone

or for Information:

(718) 921-8248

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by electronic mail, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $150,000.

Transfer Taxes

Holders who tender their existing notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that existing notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the Exchange Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the exchange notes will generally be freely transferable after the exchange offer without further registration under the Securities Act.

However, any purchaser of existing notes who is our “affiliate” or who intends to participate in the exchange offer for the purpose of distributing the exchange notes

(1) will not be able to rely on the interpretation of the staff of the SEC;

(2) will not be able to tender its existing notes in the exchange offer; and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the Letter of Transmittal, each holder of the existing notes will represent that:

(1) it is not our “affiliate” as such term is defined in Rule 405 promulgated under the Securities Act;

(2) any exchange notes to be received by it were acquired in the ordinary course of its business; and

(3) it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the exchange notes.

In addition, in connection with any resales of exchange notes, any broker-dealer participating in the exchange offer who acquired exchange notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the existing notes, with the prospectus contained in the exchange offer registration statement. Under the exchange and registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of exchange notes.

Consequences of Failing to Exchange Existing Notes

Holders who desire to tender their existing notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of existing notes for exchange.

Existing notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the existing notes and the existing restrictions on transfer set forth in the legend on the existing notes and in the offering memorandum, dated February 11, 2004, relating to the existing notes. Except in limited circumstances with respect to the specific types of holders of existing notes, we will have no further obligation to provide for the registration under the Securities Act of such existing notes. In general, existing notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will take any further action to register the untendered existing notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the existing notes will not be entitled to any further registration rights under the exchange and registration rights agreement, except under limited circumstances.

Existing notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the existing notes and the exchange notes. Holders of the exchange notes and any existing notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for existing notes where existing notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 60 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes received by it in exchange for existing notes.

We will not receive any proceeds from any sale of exchange notes.

Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made

•	directly to purchasers, or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those exchange notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

OF THE EXCHANGE OFFER

This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation with respect to the consequences to any particular purchaser of the exchange notes is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

The following is a summary of the material United States federal income tax consequences of the exchange offer to holders of the existing notes. The discussion does not consider the tax aspects of the ownership and disposition of the existing notes or the exchange notes, other than the disposition of the existing notes pursuant to the exchange offer.

The following summary deals only with existing notes held as capital assets by purchasers who are United States holders, who acquired the existing notes at their issue price and who are not within special classes of holders, such as dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt entities, persons holding existing notes as part of a hedge, conversion, constructive sale transaction, straddle or other risk reduction strategy, and persons whose functional currency is not the U.S. dollar. Persons considering exchanging existing notes for exchange notes pursuant to the exchange offer should consult their own tax advisors as to the United States federal income tax consequences to them of the exchange and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Changes in this area of law may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a United States holder of the existing notes. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the exchange of existing notes for the exchange notes may differ from the treatment described below.

The exchange of existing notes for the exchange notes under the terms of the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes. As a result:

•	a holder should not recognize taxable gain or loss as a result of exchanging existing notes for the exchange notes under the terms of the exchange offer;

•	the holder’s holding period of the exchange notes should include the holding period of the existing notes exchanged for the exchange notes; and

•	a holder’s adjusted tax basis in the exchange notes should be the same as the adjusted tax basis, immediately before the exchange, of the existing notes exchanged for the exchange notes.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the financial statements of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2002 and 2001 and the two year period ended December 31, 2002, as set forth in their reports. We have included our financial statements and schedules, along with those of the Personal Lines Agency Business of Great American, in the prospectus and elsewhere in the registration statement, in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Infinity Property and Casualty Corporation

We have audited the accompanying consolidated balance sheets of Infinity Property and Casualty Corporation and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements and schedules are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinity Property and Casualty Corporation at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Cincinnati, Ohio

February 10, 2004

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

	Twelve months ended December 31,
	2003	2002	2001
Revenue
Earned premiums	$698,714	$645,857	$916,378
Net investment income	57,175	61,260	75,215
Realized gains (losses) on investments	959	(6,707)	(5,901)
Other income	12,136	4,043	4,312

Total revenue	768,984	704,453	990,004
Costs and Expenses
Losses and loss adjustment expenses	557,308	527,786	752,336
Commissions and other underwriting expenses	88,519	78,970	202,111
Interest expense	6,532	—	—
Corporate general and administrative expenses	6,901	—	—
Other expenses	22,320	26,764	19,763

Total expenses	681,580	633,520	974,210

Earnings before income taxes	87,404	70,933	15,794
Provision for income taxes	29,168	25,063	6,063

Net Earnings (Loss)	$58,236	$45,870	$9,731

Earnings per Common Share
Basic	$2.86	N/A	N/A
Diluted	$2.83	N/A	N/A
Average number of Common Shares
Basic	20,348	N/A	N/A
Diluted	20,594	N/A	N/A
Cash dividends per Common Share	$0.165	N/A	N/A

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of shares authorized and outstanding in line description)

	December 31,
	2003	2002
Assets:
Investments:
Fixed maturities – at market (amortized cost—$1,192,418 and $917,104)	$1,245,753	$955,576
Equity securities – at market (cost $19,184 and $19,136)	21,375	17,623

Total investments	1,267,128	973,199
Cash and cash equivalents	125,042	88,053
Accrued investment income	16,772	13,644
Agents’ balances and premiums receivable, net of Allowances for doubtful accounts of $7,902 and $8,941	254,026	206,795
Prepaid reinsurance premiums	42,089	91,924
Recoverables from reinsurers	31,481	34,826
Deferred policy acquisition costs	50,858	21,894
Receivable from affiliates	—	1,474
Current and deferred income taxes	8,890	19,484
Prepaid expenses, deferred charges and other assets	28,563	29,241
Goodwill	75,275	70,322

Total assets	$1,900,124	$1,550,856

Liabilities and Shareholders’ Equity
Unpaid losses and loss adjustment expenses	$709,887	$604,026
Unearned premiums	371,716	302,627
Payable to reinsurers	36,055	74,959
Long-term debt	195,500	55,000
Payable to affiliates	—	4,755
Commissions payable	23,073	18,812
Accounts payable, accrued expenses and other liabilities	108,523	103,874

Total liabilities	1,444,754	1,164,053
Shareholders’ Equity
Common Stock, no par value – 50,000,000 and 1,000 shares authorized 20,483,958 and 1,000 shares outstanding	20,484	1
Additional paid-in capital	324,787	342,743
Retained earnings	74,856	20,000
Unearned compensations (restricted stock)	(1,000)	—
Unrealized gain, net	36,243	24,059

Total shareholders’ equity	455,370	386,803

	$1,900,124	$1,550,856

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock and Paid-in Capital	Retained Earnings	Unrealized Gain (Loss)	Unearned Compensation	Total
Balance at December 31, 2000	$656,383	($35,601)	($6,600)	$—	$614,182

Net earnings	—	$9,731	—	—	$9,731
Change in unrealized			9,528	—	9,528

Comprehensive income					19,259
Return of capital	(69,350)	—	—	—	(69,350)
Other	(1,334)	—	—	—	(1,334)

Balance at December 31, 2001	$585,699	($25,870)	$2,928	—	$562,757

Net earnings	—	$45,870	—	—	$45,870
Change in unrealized, net of tax	—	—	$21,131	—	$21,131

Comprehensive income					67,001
Return of capital	(189,476)	—	—	—	(189,476)
Issuance of shares to AFG	1	—	—	—	1
Issuance of Note Payable to AFG	(55,000)	—	—	—	(55,000)
Other	1,520	—	—	—	1,520

Balance at December 31, 2002	$342,744	$20,000	$24,059	—	$386,803

Net earnings	—	58,236	—	—	58,236
Change in unrealized	—	—	11,969	—	11,969
Unrealized gain on derivative	—	—	215	—	215

Comprehensive income					70,420
Dividends paid to common Stockholders	—	(3,380)	—	—	(3,380)
Issuance of restricted stock Awards	2,150	—	—	(2,150)	—
Amortization of unearned Compensation	—	—	—	1,150	1,150
Exercise of stock options	40	—	—	—	40
Capital contribution	2,476	—	—	—	2,476
Other	(2,139)	—	—	—	(2,139)

Balance at December 31, 2003	$345,271	$74,856	$36,243	$(1,000)	$455,370

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2003	2002	2001
Operating Activities
Net earnings	$58,236	$45,870	$9,731
Adjustments:
Depreciation and amortization	17,621	13,741	13,548
Realized (gains) losses on investments	(959)	6,707	5,901
Change in accrued investment income	(1,648)	2,719	1,049
Change in agents balances and premiums receivable	(7,006)	31,480	72,814
Change in reinsurance receivable	92,461	8,247	(119,849)
Change in deferred policy acquisition costs	(17,812)	18,054	43,807
Change in other assets	(3,771)	4,601	(1,468)
Change in balances with affiliates	7,844	1,645	(6,647)
Change in insurance claims and reserves	(37,932)	(78,026)	(78,833)
Change in payable to reinsurers	(38,904)	(16,004)	88,705
Change in other liabilities	132	4,833	5,519
Other, net	1,176	1,617	(1,287)

Net cash provided by operating activities	69,438	45,484	32,990
Investing Activities
Purchases of and additional investments in:
Fixed maturity investments	(419,844)	(325,783)	(531,892)
Equity securities	(11,711)	(109)	—
Property and equipment	(2,096)	(4,105)	(17,785)
Maturities and redemptions of fixed maturity investments	166,672	105,471	67,402
Sales of:
Fixed maturity investments	89,836	295,130	384,137
Equity securities	11,057	18,891	9,305
Property and equipment	177	324	16,301

Net cash (used in) provided by investing activities	(165,909)	89,909	(72,532)
Financing Activities
Increase in long-term debt	196,300	—	—
Repayment of long-term debt	(4,500)	—	—
Repayment of note payable to AFG	(55,000)	—	—
Dividends paid on Common Stock	(3,380)	—	—
Proceeds from exercise of stock options	40	—	—
Dividends and return of capital distributions	—	(108,041)	(61,864)

Net cash provided by (used in) financing activities	133,460	(108,041)	(61,864)
Net Increase (Decrease) in Cash and Short Term Investments	36,989	27,352	(101,406)
Cash and cash equivalents at beginning of period	88,053	60,701	162,107

Cash and cash equivalents at end of period	$125,042	$88,053	$60,701

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO NOTES

1.	Organization and Basis of Presentation

2.	Accounting Policies

3.	Investments

4.	Long-Term Debt

5.	Equity in Affiliates

6.	Income Taxes

7.	Equity Compensation Plans

8.	Benefit Plans

9.	Quarterly Operating Results

10.	Insurance Reserves

11.	Reinsurance

12.	Statutory Information

13.	Additional Information

14.	Subsequent Events

Note 1 Organization and Basis of Presentation

Infinity Property and Casualty Corporation (“Infinity”) was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group (“AFG”) to acquire and conduct, as a separate public company, AFG’s personal insurance business written through independent agents. At December 31, 2002, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company (collectively the “NSA Group”).

Through a reinsurance transaction effective January 1, 2003, Infinity assumed the personal lines business written through agents (the “Assumed Agency Business”) by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). GAI, in turn, transferred to Infinity assets (primarily investment securities) with a market value of $125.3 million and permits Infinity to continue to write standard and preferred insurance on policies issued by the same GAI companies which had previously issued such policies. This arrangement will continue until Infinity makes the proper rate and form filings to allow its insurance subsidiaries to write these policies or non-renews the business, which is expected by the end of 2006.

The business assumed from GAI in 2003 is not included in the historical consolidated statements of Infinity. The Assumed Agency Business reported the following selected financial data as of December 31, 2002 and 2001:

	2002	2001
Earnings Statement Data:
Earned Premiums	$107.2	$149.9
Underwriting Loss	(10.0)	(14.7)
Balance Sheet Data:
Assets (excluding Investments) to be Transferred	$53.5	$78.8
Investments to be Transferred	125.3	—
Unpaid Losses and Loss Adjustment Expenses	125.6	115.9
Liabilities to be Transferred	178.8	200.5

At December 31, 2002, AFG beneficially owned all of Infinity’s Common Stock. In February of 2003, AFG sold 12.5 million shares (61%) of Infinity in an initial public offering. In December of 2003, AFG disposed of its remaining investment (7.9 million shares) in Infinity in a secondary public offering.

The accompanying consolidated financial statements include the accounts of Infinity and its subsidiaries as of and for the twelve month period ended December 31, 2003. Infinity’s prior period financial statements represent the combined statements of the NSA Group. Earnings per share data is not applicable because the Consolidated Statement of Operations represents the combined statements of wholly owned subsidiaries.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The accompanying income statements include corporate general and administrative expenses for the twelve month periods ended December 31, 2003, 2002, and 2001. Infinity was a wholly-owned subsidiary of AFG for the periods prior to 2003 and corporate holding company expenses were not allocated to Infinity for these periods. All appropriate expenses are included in other expenses for the twelve month periods ended December 31, 2002 and 2001. Infinity considered the guidance in Staff Accounting Bulletin 55, “Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity” (Topic 1.B) in preparing these Consolidated Financial Statements.

The accompanying income statements include expenses incurred directly by Infinity as well as charges for fees allocated by other AFG subsidiaries to Infinity for various services. Prior to 2002, charges billed by GAI for corporate staff services, including human resources, risk management, legal, and financial reporting were based on estimated usage. Beginning in 2002, these costs are based on the percentage of capital that each of the AFG property and casualty insurance subsidiaries needs to run its business, which approximates estimated usage. Investment management fees have been based on the proportion each subsidiary’s portfolio (at market value) bears to the total portfolios being managed. Management believes that these charges billed by AFG are reasonable and the accompanying consolidated financial statements are representative of the costs of Infinity doing business on a stand-alone basis. All significant inter-company balances and transactions have been eliminated. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

The acquisition of the NSA Group has been accounted for at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141.

These financial statements reflect certain adjustments necessary for a fair presentation of Infinity’s results of operations and financial position. Such adjustments consist of normal, recurring accruals recorded to accurately match expenses with their related revenue streams and the elimination of all significant inter-company transactions and balances. In addition, certain reclassification adjustments have been made to historical results to achieve consistency in presentation.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Note 2 Accounting Policies

Investments

All fixed maturity securities are considered “available for sale” and reported at fair value with unrealized gains or losses reported as a separate component of shareholders’ equity. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Securities having a carrying value of about $44 million at December 31, 2003 were on deposit as required by regulatory authorities.

Goodwill

Goodwill represents the excess of Infinity’s cost basis of its subsidiaries over its equity in their underlying net assets. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. SFAS No. 142, Goodwill and Other Intangible Assets, eliminated the practice of amortizing goodwill and instead requires that impairment test procedures be performed on at least an annual basis. These procedures require Infinity to calculate the fair value of goodwill, compare

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

the result to its carrying value and record the amount of any shortfall as an impairment charge. Infinity performed this test as of October 1, 2003 using a variety of methods, including estimates of future discounted cash flows and comparisons of the market value of Infinity to its major competitors as well as the overall market. The transitional test under the new standard indicated that there was no impairment at that date. Infinity intends to perform this test annually each October 1.

Goodwill amortization expense was $2.2 million for the twelve month period ended December 31, 2001. The balance of accumulated amortization was approximately $37.8 million. Had no amortization expense been recorded in 2001, net earnings would have been $12.0 million for the twelve month period ended December 31, 2001. The $5 million increase in goodwill during 2003 represents goodwill associated with the Assumed Agency Business.

Reinsurance

Infinity’s insurance subsidiaries cede reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, Infinity’s insurance subsidiaries would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Infinity’s insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers represents ceded premiums retained by Infinity’s insurance subsidiaries to fund ceded losses as they become due. Infinity’s insurance subsidiaries also assume reinsurance, primarily from other AFG subsidiaries. Income on reinsurance assumed is recognized based on reports received from ceding companies.

Deferred Policy Acquisition Costs (“DPAC”)

Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses

The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Unpaid losses and loss adjustment expenses have not been reduced for reinsurance recoverable. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Consolidated Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Premiums and Receivables

Insurance premiums written are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations. Infinity provides insurance and related services to individuals and small commercial accounts throughout the United States and offers a variety of payment plans. Infinity establishes an allowance for doubtful accounts based on prior experience, the relationship between receivables and unearned premium, on a policy basis, and an aging process of past due balances.

Income Taxes

Infinity will file a consolidated federal income tax return including all 80%-owned U.S. subsidiaries for periods following its initial public offering. Infinity and its 80%-owned subsidiaries are parties to a tax allocation agreement effective for periods following the offering which designates how tax payments are shared by members of the tax group. In general, each

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

subsidiary agrees to pay Infinity taxes computed on a separate company taxable income basis. Infinity agrees to pay each subsidiary for the tax benefit, if any, of net losses used by other members of the consolidated group. Taxes paid by Infinity in 2003 were $25.3 million. Prior to the offering, Infinity and its subsidiaries were part of the American Financial Corporation (“AFC”, an AFG subsidiary) tax group and were parties to a tax allocation agreement with AFC. In general, AFC companies computed taxes on a separate return basis and made payments to (or receive benefits from) AFC based on taxable income. Taxes allocated to Infinity while included in the AFC tax group for the twelve month periods ended December 31, 2002 and 2001 were $25.1 million and $6.1 million, respectively. The tax allocation agreements with AFC have not impacted the recognition of income tax expense and income tax payable in Infinity’s financial statements.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities are aggregated on the balance sheet.

Benefit Plans

Infinity provides retirement benefits to qualified employees of participating companies and health care and life insurance benefits to eligible retirees. Infinity also provides post-employment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Derivatives

Derivatives in the Consolidated Balance Sheets consist of investments in common stock warrants (included in equity securities at December 31, 2002 only) and an interest rate swap instrument (included in the prepaid expenses, deferred charges, and other assets line as of December 31, 2003 only). The carrying value of the warrants was less than $1 million at December 31, 2002; they were sold in September 2003.

The carrying value of the interest rate swap was $0.3 million at December 31, 2003. Periodic changes in the fair value of the interest rate swap are recorded net of tax in unrealized gains and losses as permitted under the accounting rules set forth in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Refer to Note 4 for more information on this instrument.

Statements of Cash Flows

For cash flow purposes, “investing activities” are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. “Financing activities” include obtaining resources from owners and providing them with a return on their investments. All other activities are considered “operating.” Investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

Stock Based Compensation

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, Infinity accounts for stock options and other stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The fair value of shares issued under Infinity’s Restricted Stock Plan is recorded as unearned compensation and expensed over the vesting periods of the awards. Under Infinity’s Stock Option Plan, options are granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants. Refer to Note 7 for more information on stock based compensation.

Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 141, business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer amortized beginning

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

January 1, 2002, but is subject to an impairment test at least annually. Infinity completed the transitional test for impairment in 2002 with no write-down required. Other operating and general expenses for Infinity includes goodwill amortization of $2.2 million in both 2001 and 2000. The carrying value of goodwill at December 31, 2002 was $70.3 million. The increase at December 31, 2003 reflects the $5.0 million of goodwill for the assumption of the personal lines agency business.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Infinity’s accounting methods for stock-based compensation are fully described in Notes 1 and 7 to the Consolidated Financial Statements.

Note 3 Investments

Fixed maturities and equity securities consisted of the following (in millions):

	December 31, 2003
	Amortized Cost	Market Value	Gross Unrealized
			Gains	Losses
Fixed maturities:
United States Government and government agencies and authorities	$99.8	$101.7	$2.4	$(.5)
States, municipalities and Political subdivisions	185.4	190.4	5.3	(.2)
Foreign government	2.3	2.3	—	—
Public utilities	114.8	120.8	6.2	(.3)
Mortgage-backed securities	209.5	213.1	4.5	(1.0)
All other corporate	569.2	604.5	35.5	(.3)
Redeemable preferred stocks	11.4	13.0	1.7	—

	$1,192.4	$1,245.8	$55.6	($2.3)

Equity securities	$19.2	$21.4	$2.2	—

	December 31, 2002
	Amortized Cost	Market Value	Gross Unrealized
			Gains	Losses
Fixed maturities:
United States Government and government agencies and authorities	$84.1	$88.2	$4.1	$—
States, municipalities and political subdivisions	56.0	59.7	3.8	(.1)
Foreign government	2.3	2.5	.2	—
Public utilities	111.8	112.8	3.7	(2.7)
Mortgage-backed securities	133.1	138.8	6.1	(.4)
All other corporate	520.3	543.0	31.6	(8.9)
Redeemable preferred stocks	9.5	10.6	1.4	(.3)

	$917.1	$955.6	$50.9	(12.4)

Equity securities	$19.1	$17.6	$.4	($1.9)

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Maturity	Securities With Unrealized Gains	Securities With Unrealized Losses	Securities With No Unrealized Gains or Losses	All Fixed maturity Securities
One year or less	$25.6	$—	$—	$25.6
After one year through five years	340.5	34.9	.1	375.5
After five years through ten years	408.8	79.5	4.4	492.7
After ten years	98.5	11.0	1.0	110.5
Mortgage-backed securities	154.9	85.3	1.3	241.5

Total	$1,028.3	$210.7	$6.8	$1,245.8

	Pretax		Tax Effects	Net
	Fixed Maturities	Equity Securities
Year ended December 31, 2003
Unrealized holding gains (losses) on securities arising during the period	$13.2	$4.0	$(5.9)	$11.3
Realized losses included in net income	1.2	(.3)	(.3)	.6

Change in unrealized gain (loss) on marketable securities, net	$14.4	$3.7	$(6.2)	$11.9

Year ended December 31, 2002
Unrealized holding gains (losses) on securities arising during the period	$33.9	$(8.2)	$(9.0)	$16.7
Realized losses included in net income	1.5	5.2	(2.3)	4.4

Change in unrealized gain (loss) on marketable securities, net	$35.4	$(3.0)	$(11.3)	$22.1

Year ended December 31, 2001
Unrealized holding gains (losses) on securities arising during the period	$17.6	$(8.8)	$(3.1)	$5.7
Realized losses included in net income	(.6)	6.5	(2.1)	3.8

Change in unrealized gain (loss) on marketable securities, net	$17.0	$(2.3)	$(5.2)	$9.5

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The following chart summarizes Infinity’s security positions with unrealized losses which were less than twelve months old and greater than twelve months old as of December 31, 2003 (in thousands):

	Less than twelve months
	Number of Securities	Amortized Cost	Market Value	Unrealized Loss
Fixed Maturities	52	$187,885	$185,752	$2,133
Equity securities	4	6,325	6,268	57

Total	56	$194,210	$192,020	$2,190

	Greater than twelve months
	Number of Securities	Amortized Cost	Market Value	Unrealized Loss
Fixed Maturities	9	$8,331	$11,883	$437
Equity securities	—	—	6,268	—

Total	9	$12,320	$11,883	$437

Gross gains and losses on fixed maturity investment transactions included in the Consolidated Statement of Cash Flows consisted of the following (in millions):

	2003	2002	2001
Gross Gains	$6.9	$14.3	$14.8
Gross Losses	(6.0)	(15.8)	(14.2)

Net Investment Income

The following table shows (in millions) investment income earned and investment expenses (including interest charges on payables to reinsurers) incurred by Infinity’s insurance companies.

	Year ended December 31,
	2003	2002	2001
Investment income:
Fixed maturities	$64.7	$70.3	$79.5
Equity securities	1.0	1.1	1.3
Other	.2	.2	.2

	65.9	71.6	81.0
Investment expenses (a)	(8.7)	(10.3)	(5.8)

	$57.2	$61.3	$75.2

(a)	Investment expenses include interest of $6.3 million in 2003 and $7.7 million in 2002 that was credited in connection with the Inter-Ocean Reinsurance (Ireland) Limited reinsurance agreement.

Note 4 Long-Term Debt

Infinity repaid the $55 million note due to AFG in July 2003 with proceeds from a $200 million seven year amortizing term loan. The loan proceeds of $196.3 million (net of issued costs of $3.7 million) were also used to supplement the working capital of Infinity’s insurance subsidiaries, to reduce Infinity’s reliance on reinsurance and for general corporate purposes.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The term loan (prepaid in full in February 2004) accrued interest at a variable rate and at Infinity’s choice of LIBOR plus 2.5% or Prime plus 1.5%. To hedge against future adverse movements in short-term interest rates, Infinity entered into an interest rate swap for $100 million of the principal, in which the variable rate payments due for the first three years of the term were exchanged for a fixed rate of 4.89%. The covenants of the loan had required Infinity to maintain certain minimum interest and fixed charge coverage ratios, as well as minimum levels of capital and surplus; the requirements of all loan covenants were met as of December 31, 2003. The first two loan principal repayment amounts of $2,250,000 were made on September 30 and December 31, 2003. In compliance with the loan agreement, Infinity made an additional principal payment of $2.5 million, one half of the over-allotment proceeds from the secondary public offering, in January 2004. The remainder was to be repaid in quarterly installments. The following chart shows the scheduled principal repayment amounts (in thousands).

Payment made January 8, 2004	$2,475
2004	8,886
2005	11,108
2006	15,551
2007	24,437
2008	37,766
2009	58,746
2010	36,531

$195,500

Refer to Note 14, Subsequent Events, for a discussion of the prepayment of this loan.

Note 5 Equity in Affiliates

At December 31, 2000, Infinity owned 2 million shares (3%) of Chiquita common stock. AFG and its subsidiaries owned an additional 22 million shares (33%) of Chiquita common stock at that date. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. Chiquita reported net losses attributable to common shares of $112 million in 2000.

In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, Infinity recorded a fourth quarter 2000 pretax charge of $14.2 million to write down its investment in Chiquita to quoted market value at December 31, 2000. In 2001, Infinity suspended accounting for the investment under the equity method and reclassified the investment to “Equity securities.” In the third quarter of 2001, Infinity wrote down its investment in Chiquita by an additional $669,000. In March 2002, the court approved Chiquita’s plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under the plan, over $700 million in principal and accrued interest related to Chiquita’s public debt was converted into common equity. As a result, Infinity received approximately 14,400 “new” shares in the reorganized company plus warrants expiring in 2009 to purchase an additional 240,000 shares at $19.23 per share. All of the common shares were sold in 2002 and the warrants were sold in September of 2003.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Note 6 Income Taxes

The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Consolidated Statement of Operations (in thousands):

	Year ended December 31,
	2003	2002	2001
Earnings (loss) before income taxes	$87,404	$70,933	$15,794

Income taxes at statutory rate	$30,591	$24,827	$5,528
Effect of:
Amortization of goodwill	—	—	782
Dividends received deduction	(368)	(450)	(385)
Tax-exempt interest	(1,061)	—	—
Other	6	686	138

Provision (credit) for income taxes as shown on the Consolidated Statement of Operations	$29,168	$25,063	$6,063

The total income tax provision (credit) consists of (in thousands):
Current	$31,124	$34,070	$4,964
Deferred	(1,956)	(9,007)	1,099

	$29,168	$25,063	$6,063

Certain members of the Infinity consolidated tax group were allocated the following carryforwards from AFG which were available as of December 31, 2003 (in millions):

	Expiring	Amount
Operating loss	2019	$1.2
Capital	2007 to 2008	27.2
Tax credit	N/A	2.5

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets were as follows (in millions):

	December 31,
	2003	2002
Deferred tax assets:
Discount on loss reserve	$19.9	$17.9
Unearned premium reserve	22.7	14.0
Investment securities	—	.2
Net operating loss carryforward	1.2	6.8
Net capital loss carryforward	27.2	—
Alternative minimum tax credit	2.5	—
Other, net	9.8	9.3

	83.3	48.2
Valuation allowance for deferred tax assets	(33.8)	(17.8)

Deferred tax liabilities	49.5	30.4
Deferred policy acquisition costs	($17.8)	($7.7)
Depreciation and amortization	(3.0)	(4.9)
Investment securities	(15.4)	—

	(36.2)	(12.6)

Net deferred tax assets	$13.3	$17.8

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) opportunities to generate taxable income from sales of appreciated assets, and (ii) the likelihood of generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

Changes in Deferred Tax Assets and Valuation Allowance

Operating loss carryforwards decreased by $5.6 million from 2002 to 2003 as a result of revised calculations performed by AFG with respect to loss utilization while the Infinity companies were included in the AFC tax group. Capital loss carryforwards increased by $27.2 from 2002 to 2003 primarily as a result of $19.1 million of prior intercompany deferred losses recognized by the Infinity companies at the IPO date for which AFC was not able to fully utilize in their tax group. The remaining increase in capital loss carryforwards of $8.1 million was primarily attributable to Infinity’s loss on the sale of warrants in 2003. The alternative minimum tax (“AMT”) credit increased by $2.5 million from 2002 to 2003 as a result of calculations performed by AFG with respect to tax credit utilization while the Infinity companies were included in a prior group. The valuation allowance increased by $16.0 million from 2002 to 2003 primarily as a result of increases in the deferred tax asset related to capital losses as discussed above and management’s expectation of fully utilizing those losses.

Note 7 Equity Compensation Plans

Infinity established the 2002 Stock Option Plan to enable it to attract and motivate its employees and to encourage the identification of their interests with those of Infinity’s shareholders. The plan also provides for the grant of options to purchase shares by Infinity’s non-employee directors. The plan provides for the grant of “incentive stock options” that are qualified under the Internal Revenue Code of 1986, as amended (the “Code”), and for the grant of nonqualified stock options.

The maximum number of shares of Infinity’s Common Stock for which options may be granted under the plan is 2,000,000 (subject to antidilution provisions). Infinity’s compensation committee administers the plan. Each member of the committee is an “outside director,” as such term is defined under Section 162(m) of the Code, and a “Non-Employee Director” as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

Subject to specific limitations contained in the plan, Infinity’s board of directors has the ability to amend, suspend or terminate the plan at any time without shareholder approval. Unless earlier terminated, the plan may continue in effect until December 16, 2012.

Options generally expire ten years after the date of grant, though the committee can provide for a shorter term for a particular grant. Generally, subject to the discretion of the compensation committee, 20% of the shares underlying an option will become exercisable upon the first anniversary of the date of grant, and 20% become exercisable on each subsequent anniversary. Options issued to non-employee directors are immediately exercisable. Exercise prices for options granted under the plan may not be less than the fair market value on the date of grant. The compensation committee has broad discretion in determining the terms of the grant of awards under the plan, subject to the restrictions outlined above. Upon a change of control, as defined in the plan, all outstanding options will immediately vest in full and become exercisable.

Payment for shares purchased upon exercise of an option must be made in cash. The committee, however, may permit payment by delivery of shares of Common Stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method.

Persons who receive options incur no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and Infinity has a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options do not recognize taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for Infinity, both measured by the

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and Infinity receives no deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

The following chart describes activity for Infinity’s Stock Option Plan for the twelve month period ended December 31, 2003:

Options Outstanding	Number of Options	Weighted Average Exercise Price
As of January 1, 2003	—	—
Granted	425,180	$16.11
Exercised	(2,500)	$16.00
Cancelled	(3,500)	$16.00

As of December 31, 2003	419,180	$16.11

	Number of Options		Remaining Contractual Life
Exercise Price	Outstanding	Exercisable
$16.00	414,180	5,000	9.2 years
$25.56	5,000	5,000	9.7 years

	419,180	10,000

The following table illustrates the effect on net earnings (in thousands) and earnings per share had compensation cost related to stock options been determined and recognized based on “fair values” at grant dates consistent with the method prescribed by SFAS No. 123. No information is applicable for the twelve month period ended December 31, 2002 as no options had been granted. For SFAS No. 123, purposes, the “fair value” of $5.98 per option granted in 2003 was calculated using the Black-Scholes option pricing model and the following assumptions: dividend yield of 1.4%; expected volatility of 33%; risk-free interest rate of 4.0%; and expected option life of 7.5 years. There is no single reliable method to determine the actual value of options at grant date. Accordingly, the actual value of the option grants may be higher or lower than the SFAS No. 123 “fair value.”

Twelve months ended December 31, 2003
Net earnings, as reported	$58,236
Pro forma stock option expense	(477)

Adjusted net earnings	$57,759

Earnings per share (as reported):
Basic	$2.86
Diluted	$2.83
Earnings per share (adjusted):
Basic	$2.84
Diluted	$2.81

Equity compensation plans had the following effects on the denominators of Infinity’s earnings per share calculations for the twelve month period ended December 31, 2003, as follows (in thousands):

	Basic	Diluted
Average shares outstanding	20,347	20,347
Dilutive effect of equity compensation	1	247

Average shares used for earnings per share calculations	20,348	20,594

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Note 8 Benefit Plans

Infinity provides retirement benefits for virtually all eligible employees by matching contributions made on a discretionary basis to participants’ accounts in the Infinity 401(k) Retirement Plan. Eligible employees may contribute up to a maximum of the lesser of $12,000 per year or 25% of the participant’s salary. The matching percentage made by Infinity is 100% of participants’ contributions up to a ceiling of 3% of participants’ earnings.

Infinity also provides postretirement medical and life insurance benefits to retirees. The benefit obligation was allocated to Infinity from the former AFG plan in late 2002 in anticipation of the initial public offering. Data related to this plan is shown in the following tables (in thousands). This data does not reflect the impact of the recently enacted Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Infinity does not expect this legislation to have a material effect on its net benefit obligation or plan costs.

2003
Net benefit obligation at beginning of year	$3,620
Service cost	251
Interest cost	255
Participant contributions	57
Plan amendments	(444)
Actuarial (gain) loss	304
Gross Benefits paid	(224)

Net benefit obligation at end of year	$3,819

2003
Weighted-average assumptions used to determine benefit obligations
Discount rate	6.00%
Health care cost trend on covered charges	10% decreasing to 5% in 2009

1% increase
Effect on postretirement benefit obligation	$54

2003
Plan assets
Fair value of plan assets at beginning of year	$—
Actual return on plan assets	—
Employer contributions	167
Participant contributions	57
Acquisitions/divestitures	—
Gross benefits paid	(224)

Fair value of plan assets at end of year	$—

2003
Employer contributions
Expected benefit payments
2004	$191
2005	233
2006	277
2007	312
2008	348

2009 – 2013	$2,160

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2003
Funded status
Fair value of plan assets	$—
Benefit obligations	3,819
Funded status at end of year	(3,819)
Contributions made after the measurement date	47
Unrecognized actuarial net (gain) loss	304
Unrecognized prior service cost	(444)

Net amount recognized at end of year	$(3,912)

Note 9 Quarterly Operating Results (Unaudited)

While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of consolidated operations of Infinity for the two years ended December 31, 2003 (in millions).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2003
Revenues	$181.0	$180.3	$190.0	$217.7	$769.0
Net earnings	11.5	12.3	15.0	19.4	58.2
Earnings per share:
Basic	$.57	$.60	$.73	$.96	$2.86
Diluted	.57	.60	.72	.94	2.83
2002
Revenues	$187.9	$170.8	$181.5	$164.3	$704.5
Net earnings	10.6	2.9	17.9	14.5	45.9

Realized gains (losses) on securities amounted to (in millions):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2003	$.3	$.2	$.8	$(.3)	$1.0
2002	(.4)	(11.4)	5.4	(.3)	(6.7)

Note 10 Insurance Reserves

The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions):

	Year ended December 31,
	2003	2002	2001
Balance at beginning of period	$571	$608	$627
Addition of Assumed Agency Business	126

	697
Provision for losses and LAE occurring in the current year	543	527	762
Net increase (decrease) in provision for claims of prior years (a)	14	1	(10)

Total losses and LAE incurred	557	528	752
Payments for losses and LAE of:
Current year	(233)	(252)	(436)
Prior years	(342)	(313)	(335)

Total payments	(575)	(565)	(771)

Balance at end of period	$679	$571	$608

Add back reinsurance recoverables	31	33	37

Gross unpaid losses and LAE included in the Balance Sheet	$710	$604	$645

(a)	Includes the assumption of the Agency Business

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Note 11 Reinsurance

Effective April 2001, Infinity’s insurance subsidiaries entered into a reinsurance agreement with Inter-Ocean under which Infinity agreed to cede 90% of its automobile physical damage business written through December 2002. This agreement was renewed for 2003 on terms substantially equivalent to those in effect in 2002. Under the agreement, Infinity retained all of the ceded premiums to fund ceded losses as they became due from Inter-Ocean. Interest was credited to Inter-Ocean for funds held on their behalf. Premiums ceded under this agreement were $170 million and $296 million for the twelve month periods ended December 31, 2003 and 2002, respectively. In addition, premiums ceded for the Assumed Agency Business were $22 million and $79 million for the twelve month periods ended December 31, 2003 and 2002, respectively. Interest credited, which is reported as a reduction of net investment income, was $6.3 million and $7.7 million for the same periods, respectively.

In addition, Infinity’s insurance subsidiaries assume a limited amount of other business, primarily from affiliates of AFG. The following table shows (in millions) (i) written and earned premiums included in income for reinsurance assumed, (ii) amounts deducted from written and earned premiums in connection with reinsurance ceded and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

	Year ended December 31,
	2003	2002	2001
Direct premiums written	$846	$873	$908
Reinsurance assumed	159	42	55
Reinsurance ceded	(187)	(302)	(225)

Net written premiums	$818	$613	$738

Direct premiums earned	$833	$906	$986
Reinsurance assumed	123	46	60
Reinsurance ceded	(257)	(306)	(130)

Net earned premiums	$699	$646	$916

Reinsurance recoveries	$123	$174	$93

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Note 12 Statutory Information

Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings (loss) and policyholders’ surplus on a statutory basis were as follows (in millions):

Net Earnings (Loss)			Policyholders’ Surplus
2003	2002	2001	2003	2002
$(23.5)	$65.6	$56.9	$446.1	$325.4

For the twelve month period ended December 31, 2003, statutory results differed from net earnings on a GAAP basis due to (i) a realized loss from the writeoff of an investment in Penn Central U.K. Limited and its insurance subsidiary of $55 million for statutory purposes and (ii) amortization of deferred acquisition costs. For GAAP purposes, the $55 million loss from the insurance subsidiary has been recorded in the NSA Group’s prior to 2003 using the equity method of accounting.

Note 13 Additional Information

Agents’ balances and premiums receivable included in the balance sheet are shown net of allowances for uncollectible accounts. The provision for such losses is included in other operating and general expenses. A progression of the aggregate allowance follows (in millions):

	2003	2002	2001
Beginning balance	$8.9	$10.1	$10.4
Provision for losses	10.5	14.1	14.3
Uncollectible amounts written off	(11.5)	(15.3)	(14.6)

Ending balance	$7.9	$8.9	$10.1

Restrictions on Transfer of Funds and Assets of Subsidiaries

Payments of dividends, loans and advances by Infinity companies are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2004 from Infinity’s insurance companies without seeking regulatory clearance is approximately $46 million. Additional amounts of dividends, loans and advances require regulatory approval.

Rent Expense

Total rental expense for various leases of office space and equipment was $20.7 million, $15.2 million, and $12.9 million for the twelve month periods ended December 31, 2003, 2002, and 2001, respectively.

Future minimum rentals, primarily related to office space, required under operating leases having initial or remaining lease terms in excess of one year at December 31, 2003 were as follows: 2004 - $19.4 million; 2005 - $15.4 million; 2006 - $12.3 million; 2007 - $9.2 million; 2008 - $8.5 million and $24.6 million thereafter.

Future aggregate minimum sublease income was $4.0 million at December 31, 2003.

Contingencies

Infinity is subject to litigation resulting principally from normal insurance activities. Management believes that the outcome of such matters will not have a material effect upon Infinity’s consolidated financial position.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Related Party Transactions

Various business has been transacted between Infinity and AFG and its subsidiaries over the past several years, including insurance, computer processing and programming, payroll processing, office rental and sales of assets. Aggregate charges for these items have been insignificant in relation to revenues.

Infinity’s investment portfolio is managed by a subsidiary of AFG. Net investment income includes investment management charges of $2.0 million in 2003, $1.8 million in 2002 and $2.0 million in 2001.

Infinity has purchased and sold securities at fair value in transactions with AFG subsidiaries; it has also transferred securities to its former parent in the form of capital distributions and received securities from its former parent as capital contributions. Such purchases, sales and transfers and related realized gains (losses) were as follows (in millions):

	Acquisitions		Dispositions	Realized Losses
2003	$114.7	(a)	$4.7	($.6)
2002	—		102.7	(7.9)
2001	31.6		7.5	(.1)

(a)	Consists entirely of securities transferred from AFG to Infinity to support the net reserves of the Assumed Agency Business.

Note 14 Subsequent Events (Unaudited)

In December 2003, AFG sold its remaining holdings of Infinity stock (7.85 million shares), of which Infinity received none of the proceeds, through a secondary public offering. In conjunction with this transaction, in January 2004 Infinity sold 170,829 newly issued shares through an over-allotment option. Of the $4.9 million net proceeds, approximately $2.5 million was paid on the term loan as an additional principal payment. The remainder is to be used for general corporate purposes.

In February 2004, Infinity issued $200 million principal amount of Senior Notes due 2014. The notes bear interest at a fixed 5.5% coupon rate which is payable semiannually. The proceeds of the Senior Notes were used to retire the variable rate term loan which was secured in July of 2003. Unamortized debt issuance costs relating to the issuance of the variable rate term loan were written off upon the retirement of this loan, resulting in a pretax charge of $3.3 million in the first quarter of 2004. In addition, the interest rate swap, which Infinity held in conjunction with the term loan, was settled and resulted in a pretax charge of $0.3 million in the first quarter of 2004.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Infinity Property and Casualty Corporation

We have audited the accompanying statement of assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company as of December 31, 2002 and 2001, and the related statements of underwriting gains and losses and underwriting cash flows for each of the three years in the period ended December 31, 2002. These statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form 10-K of Infinity Property and Casualty Corporation, and as described in Note A, are not intended to be a complete presentation of the Company’s assets, liabilities, revenues, expenses and cash flows.

In our opinion, the accompanying statements of assets (excluding investments) and liabilities to be transferred, underwriting gains and losses and underwriting cash flows present fairly, in all material respects, the assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2002 and 2001, and its underwriting results and underwriting cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Cincinnati, Ohio

March 18, 2003

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

FINANCIAL STATEMENTS

(In Thousands)

Statement of Assets (excluding Investments) and Liabilities to be Transferred

	December 31,
	2002	2001
Assets (excluding Investments) to be Transferred:
Agents’ balances	$37,015	$44,632
Deferred policy acquisition costs	11,152	24,538
Goodwill	4,954	4,954
Other assets	414	4,684

	$53,535	$78,808

Liabilities to be Transferred:
Unpaid losses and loss adjustment expenses	$125,623	$115,885
Unearned premiums	47,978	80,941
Other liabilities	5,199	3,680

	$178,800	$200,506

Statement of Underwriting Gains and Losses

	Year ended December 31,
	2002	2001
Earned premiums	$107,224	$149,925
Losses and Expenses:
Losses and loss adjustment expenses	91,064	121,811
Commissions and other underwriting expenses	26,189	42,819

Underwriting loss	($10,029)	($14,705)

Statement of Underwriting Cash Flows

	Year ended December 31,
	2002	2001
Premiums collected	$81,878	$154,113
Losses and loss adjustment expenses paid	(81,326)	(111,806)
Commissions and other underwriting expenses paid	(10,346)	(46,092)

Cash used by underwriting	($9,794)	($3,785)

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

Background and Basis of Presentation

Great American Insurance Company (“GAI”) is an indirect wholly-owned subsidiary of American Financial Group, Inc. Through a reinsurance agreement effective January 1, 2003, GAI transferred its personal lines business written through independent agents (the “Assumed Agency Business”) to Infinity Property and Casualty Corporation (“Infinity”). Under the reinsurance agreement, GAI also transferred to Infinity assets (primarily investment securities) with a market value of approximately $125.3 million.

The accompanying statements have been prepared from the historical accounting records of GAI and present the assets (excluding investments) and liabilities to be transferred, the related underwriting gains and losses and underwriting cash flows attributable to the Assumed Agency Business. The Assumed Agency Business represents a portion of AFG’s Personal Lines segment of operations and is not a separate legal entity. Accordingly, this business does not have a separate investment portfolio or equity structure. For these reasons, the financial records necessary for complete financial statements including investments, investment results, and tax provisions do not exist.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Accounting Policies

Deferred Policy Acquisition Costs (“DPAC”)

Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses

The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Underwriting Gains and Losses in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Premium Recognition

Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force.

Reinsurance

Effective January 1, 2002, GAI entered into a reinsurance agreement with Inter-Ocean Reinsurance (Ireland) Limited, under which GAI agreed to cede 90% of its automobile physical damage business written through December 2002. This agreement has been renewed for 2003 on terms substantially equivalent to those in effect in 2002. Premiums ceded under this agreement were $78.5 million in 2002.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Quarterly Operating Results (Unaudited)

While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of operations of the Assumed Agency Business for the two years ended December 31, 2002 (in millions).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2002
Earned premiums	$39.5	$41.4	$3.8	$22.5	$107.2
Underwriting loss	(2.7)	(1.5)	(4.2)	(1.6)	(10.0)

2001
Earned premiums	$35.2	$37.4	$39.0	$38.3	$149.9
Underwriting loss	(1.2)	(1.4)	(4.7)	(7.4)	(14.7)

Insurance Reserves

The following table provides an analysis of changes in the liability for losses and loss adjustment expenses over the past three years on a GAAP basis (in millions):

	Year Ended December 31,
	2002	2001
Balance at beginning of period	$116	$106
Provision for losses and LAE occurring in the current year	84	118
Net increase in provision for claims of prior years	7	4

Total losses and LAE incurred	91	122
Payments for losses and LAE of:
Current year	(31)	(62)
Prior years	(50)	(50)

Total payments	(81)	(112)

Balance at end of period	$126	$116

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

(unaudited)

	Three months ended March 31,
	2004	2003
Revenue:
Earned premiums	$210,302	$165,528
Net investment income	15,995	14,168
Realized gains on investments	1,610	327
Other income	2,283	1,000

Total revenue	230,190	181,023
Costs and Expenses:
Losses and loss adjustment expenses	151,071	134,532
Commissions and other underwriting expenses	41,094	21,379
Interest expense	2,403	1,166
Corporate general and administrative expenses	1,692	1,035
Loss on retirement of long-term debt	3,436	—
Other expenses	5,179	5,253

Total expenses	204,875	163,365

Earnings before income taxes	25,315	17,658
Provision for income taxes	8,375	6,111

Net Earnings	$16,940	$11,547

Earnings per Common Share:
Basic	$0.82	$0.57
Diluted	$0.81	$0.57
Average number of Common Shares
Basic	20,534	20,347
Diluted	20,864	20,414
Cash dividends per Common Share	$0.055	n/a

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2004	December 31, 2003
	(unaudited)
Assets
Investments:
Fixed maturities – at market (amortized cost - $1,221,830 and $1,192,418)	$1,293,777	$1,245,753
Equity securities – at market (cost - $19,194 and $19,184)	23,092	21,375

Total investments	1,316,869	1,267,128
Cash and cash equivalents	129,595	125,042
Accrued investment income	16,452	16,772
Agents’ balances and premiums receivable, net of allowances for doubtful accounts of $8,057 and $7,902	263,758	254,026
Prepaid reinsurance premiums	27,710	42,089
Recoverables from reinsurers	29,661	31,481
Deferred policy acquisition costs	60,967	50,858
Current and deferred income taxes	—	8,890
Prepaid expenses, deferred charges and other assets	23,851	28,563
Goodwill	75,275	75,275

Total assets	$1,944,138	$1,900,124

Liabilities and Shareholders’ Equity
Unpaid losses and loss adjustment expenses	$696,664	$709,887
Unearned premiums	389,199	371,716
Payable to reinsurers	25,169	36,055
Long-term debt	199,262	195,500
Commissions payable	27,089	23,073
Current and deferred income taxes	6,352	—
Accounts payable, accrued expenses and other liabilities	111,053	108,523

Total liabilities	1,454,788	1,444,754
Shareholders’ Equity:
Common Stock, no par value - 50,000,000 shares authorized - 20,654,787 and 20,483,958 shares outstanding	20,655	20,484
Additional paid-in capital	329,472	324,787
Retained earnings	90,660	74,856
Unearned compensation (restricted stock)	(761)	(1,000)
Unrealized gain on marketable securities, net	49,324	36,243

Total shareholders’ equity	489,350	455,370

Total liabilities and shareholders’ equity	$1,944,138	$1,900,124

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

(unaudited)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss)	Unearned Compensation	Total
Balance at January 1, 2003	$1	$342,743	$20,000	$24,059	$—	$386,803
Net earnings	—	—	11,547	—	—	11,547
Change in unrealized	—	—	—	4,115	—	4,115

Comprehensive income						15,662
Stock split	20,346	(20,346)	—	—	—	—
Issuance of restricted stock Awards	134	2,016	—	—	(2,150)	—
Amortization of unearned compensation	—	—	—	—	164	164
Capital contribution	—	2,476	—	—	—	2,476

Balance at March 31, 2003	$20,481	$326,889	$31,547	$28,174	($1,986)	$405,105

Net earnings	$—	$—	$46,689	$—	$—	$46,689
Change in unrealized	—	—	—	7,854	—	7,854
Unrealized gain on derivative	—	—	—	215	—	215

Comprehensive income						54,758
Dividends paid to common stockholders	—	—	(3,380)	—	—	(3,380)
Amortization of unearned compensation	—	—	—	—	986	986
Exercise of stock options	3	37	—	—	—	40
Other	—	(2,139)	—	—	—	(2,139)

Balance at December 31, 2003	$20,484	$324,787	$74,856	$36,243	($1,000)	$455,370

Net earnings	$—	$—	$16,940	$—	$—	$16,940
Change in unrealized	—	—	—	13,296	—	13,296
Unrealized gain on derivative	—	—	—	(215)	—	(215)

Comprehensive income						30,021
Dividends paid to common Stockholders	—	—	(1,136)	—	—	(1,136)
Issuance of common stock	171	4,685	—	—	—	4,856
Amortization of unearned compensation	—	—	—	—	239	239

Balance at March 31, 2004	$20,655	$329,472	$90,660	$49,324	($761)	$489,350

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Three months ended March 31,
	2004	2003
Operating Activities:
Net earnings	$16,940	$11,547
Adjustments:
Depreciation and amortization	4,193	3,763
Realized (gains) losses on investments	(1,610)	(327)
Change in accrued investment income	320	—
Change in agents’ balances and premiums receivable	(9,732)	(15,678)
Change in reinsurance receivables	16,199	13,158
Change in deferred policy acquisition costs	(10,109)	(4,305)
Change in other assets	9,559	(303)
Changes in balances with affiliates	—	9,685
Change in insurance claims and reserves	4,260	(23,604)
Change in payable to reinsurers	(10,886)	13,020
Change in other liabilities	12,897	(1,216)
Other, net	—	279

Net cash provided by operating activities	32,031	6,019
Investing Activities:
Purchase of and additional investments in:
Fixed maturity investments	(92,946)	(88,106)
Property and equipment	(1,356)	(512)
Maturities and redemptions of fixed maturity investments	36,352	43,614
Sales of:
Fixed maturity investments	13,325	62,610
Equity securities	—	526
Stock of subsidiary	10,380	—
Property and equipment	1,372	17

Net cash (used in) provided by investing activities	(32,873)	18,149
Financing Activities:
Repayments of long term debt	(195,500)	—
Proceeds from Senior Notes	199,256	—
Debt issuance costs	(2,081)	—
Proceeds from issuance of Common Stock	4,856	—
Dividends paid on Common Stock	(1,136)	—

Net cash provided by financing activities	5,395	—

Net Increase in Cash and Cash Equivalents	4,553	24,168
Cash and short-term investments at beginning of period	125,042	88,053

Cash and short-term investments at end of period	$129,595	$112,221

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Formation of the Company

Infinity Property and Casualty Corporation (“Infinity” or the “Company”) was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) to acquire and conduct, as a separate public company, AFG’s personal insurance business written through independent agents. Infinity operates primarily through its four major personal auto insurance subsidiaries: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company (collectively the “NSA Group”).

Through a reinsurance transaction effective January 1, 2003, Infinity assumed the personal lines business written through agents (the “Assumed Agency Business”) by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). GAI, in turn, transferred to Infinity assets (primarily investment securities) with a market value of $125.3 million and allows Infinity to continue to write standard and preferred insurance on policies issued by the same GAI companies that had previously issued such policies.

In February of 2003, AFG sold 12.5 million shares of Infinity in an initial public offering and sold its remaining 7.9 million shares in a secondary offering in December of 2003. In conjunction with the secondary offering, Infinity sold 170,829 previously unissued shares through an over-allotment option in January 2004.

Note 2 Basis of Presentation

The accompanying Consolidated Financial Statements are unaudited and should be read in conjunction with Infinity’s annual report on Form 10-K for the year ended December 31, 2003. This quarterly report on Form 10-Q, including the Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, focuses on Infinity’s financial performance since the beginning of the year.

These financial statements reflect certain adjustments necessary for a fair presentation of Infinity’s results of operations and financial position. Such adjustments consist of normal, recurring accruals recorded to accurately match expenses with their related revenue streams and the elimination of all significant inter-company transactions and balances. In addition, certain reclassification adjustments have been made to historical results to achieve consistency in presentation.

Certain accounts and balances within these financial statements are based upon management’s estimates and assumptions. The amount of reserves for claims not yet paid, for example, is an item that can only be recorded by estimation. Unrealized capital gains and losses on investments are subject to market fluctuations and managerial judgment is required in the determination of whether unrealized losses on certain securities are temporary or other-than-temporary (please refer to the “Critical Accounting Policies” section beginning on page 11 for an expanded discussion). Should actual results differ significantly from these estimates, the effects on Infinity’s results of operations could be material.

For these reasons and others, the results of operations for the periods presented can not necessarily be expected to indicate the Company’s results for the entire year.

The acquisition of the Assumed Agency Business has been accounted for at AFG’s historical carrying amount as a transfer of net assets between entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141.

Note 3 Stock-Based Compensation

Infinity’s Stock Option Plan and Restricted Stock Plan were established in 2002. There were 2 million and 500,000 shares of Infinity common stock (“Common Stock”) reserved for issuance under the Stock Option Plan and Restricted Stock Plan, respectively. Through March 31, 2004, 636,680 options for shares were issued and 6,000 were exercised or forfeited, leaving 630,680 outstanding as of March 31, 2004. Through March 31, 2004, 134,375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

shares of restricted stock had been awarded. Options generally become exercisable at the rate of 20% per year commencing one year after grant. For restricted stock awards, one-third of the shares vest on each of the first three anniversaries of the date of grant of the award.

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” Infinity accounts for stock options and other stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The fair value of shares issued under Infinity’s Restricted Stock Plan is recorded as unearned compensation and expensed over the vesting periods of the awards. Under Infinity’s Stock Option Plan, options are granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants. On March 31, 2004, the Financial Accounting Standards Board proposed a new standard that would require recognition of compensation expense for employee stock options. Had the proposed standard been effective in its current form as of March 31, 2004, Infinity does not believe its actual results would have differed materially from the pro forma results shown below.

The following table illustrates the underlying assumptions, the number of options granted, and the effect on net earnings (in thousands) and earnings per share had compensation cost related to stock options been determined and recognized based on “fair values” at grant dates consistent with the method prescribed by SFAS No. 123. For SFAS No. 123 purposes, the “fair values” were calculated using the Black-Scholes option pricing model. There is no single reliable method to determine the actual value of options at grant date. Accordingly, the actual value of the option grants may be higher or lower than the SFAS No. 123 “fair value.”

	Three months ended March 31,
	2004	2003
Assumptions:
Options granted	211,500	425,180
Fair value per option granted	$13.88	$5.98
Dividend yield	0.7%	1.4%
Expected volatility	33%	33%
Risk-free interest rate	4.3%	4.0%
Expected option life	7.5 years	7.5 years
Net earnings, as reported	$16,940	$11,547
Pro forma stock option expense, net of tax	(335)	(59)

Adjusted net earnings	$16,605	$11,488
Earnings per share (as reported):
Basic	$0.82	$0.57
Diluted	$0.81	$0.57
Earnings per share (adjusted):
Basic	$0.81	$0.56
Diluted	$0.80	$0.56

Note 4 Derivatives

Infinity entered into an interest rate swap in July 2003 to hedge a portion of the variable interest rate on the term loan. Periodic changes in the fair value of the interest rate swap were recorded net of tax in unrealized gains and losses as permitted under the accounting rules set forth in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Infinity settled the interest rate swap in February 2004 in conjunction with the retirement of the term loan, and in doing so, recognized a pretax loss of $0.3 million.

At March 31, 2003, Infinity’s investments in equity securities included an investment in common stock warrants. Infinity adjusted these warrants to their market value of $0.8 million at March 31, 2003 and in doing so recorded a realized loss of $0.1 million for the three month period ended March 31, 2003. The warrants were sold in September 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Note 5 Computations of Earnings Per Share

The following table illustrates the reconciliation of the denominators in Infinity’s computations of basic and diluted earnings per common share (in thousands, except per share figures):

	For the three months ended March 31,
	2004	2003
Net earnings	$16,940	$11,547
Average basic shares outstanding	20,534	20,347
Basic earnings per share	$0.82	$0.57

Average basic shares outstanding	20,534	20,347
Restricted stock not yet vested	114	61
Dilutive effect of assumed option exercises	216	6

Average diluted shares outstanding	20,864	20,414
Diluted earnings per share	$0.81	$0.57

Note 6 Long-Term Debt

In February 2004, Infinity issued $200 million of senior notes (the “Senior Notes”). The proceeds of $197.2 million were used to repay the $195.5 million balance due on the term loan and for general corporate purposes. Infinity recorded a $3.4 million loss on the term loan extinguishment, which represented the unamortized balance of previously capitalized debt issuance costs. The Senior Notes accrue interest at an effective rate of 5.55% and bear a coupon of 5.5%, payable semiannually. Issue costs of $2.1 million have been capitalized and will be amortized over the term of the Senior Notes.

Note 7 Shareholders’ Equity

Capital Stock

In January 2003, Infinity increased its authorized capital stock to 50,000,000 shares of Common Stock and 10,000,000 shares of Infinity preferred stock (“Preferred Stock”) and implemented a common stock split. After the stock split, Infinity had 20,347,083 shares of Common Stock outstanding. In February 2003, Infinity issued 134,375 shares under its Restricted Stock Plan. In conjunction with the secondary public offering in which AFG sold its remaining interest in Infinity of 7,850,456 shares, Infinity sold 170,829 previously unissued shares through an over-allotment option in January 2004. No Preferred Stock has been issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Unrealized Gain on Marketable Securities

The change in unrealized gain on marketable securities for the three months ended March 31 included the following (in millions):

	Pretax
	Fixed Maturities	Equity Securities	Tax Effects	Net
2004
Unrealized holding gains on securities arising during the period	$19.8	$2.6	$(7.9)	$14.5
Realized (gains) losses included in net income	(0.7)	(1.2)	0.7	(1.2)

Change in unrealized gain on marketable securities, net	$19.1	$1.4	$(7.2)	$13.3

2003
Unrealized holding gains (losses) on securities arising during the period	$8.3	($1.7)	($2.3)	$4.3
Realized (gains) losses included in net income	(0.5)	0.2	0.1	(0.2)

Change in unrealized gain on marketable securities, net	$7.8	($1.5)	($2.2)	$4.1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

The Registrant’s Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

*3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form S-1/A filed on January 29, 2003)

*3.2	Regulations (incorporated by reference to Exhibit 3.2 to the Registrant’s Form S-1 filed on October 9, 2002)

*4.1	Indenture dated as of February 17, 2004 between the Registrant, as issuer, and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*4.2	Exchange and Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*4.3	Form of 5.50% Senior Note due February 18, 2014 (included as Exhibit B to Exhibit 4.1 to the Registrant’s Form 10-K for the year ended December 31, 2003)

**5	Opinion of Keating, Muething & Klekamp, P.L.L.

**8	Opinion Regarding Tax Matters

*10.1	Formation and Separation Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.2	Reinsurance Agreement between Windsor Insurance Company, as Reinsurer, and Great American Insurance Company and Affiliates, as Reassured (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.3	Automobile Physical Damage Variable Quota Share Reinsurance Agreement, dated January 1, 2004, made and entered into by and between Leader Insurance Company, Infinity Insurance Company, and Windsor Insurance Company and American Re-Insurance Company (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.4	Services Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.5	Investment Services Agreement between the Registrant and American Money Management (incorporated by reference to Exhibit 10.8 to the Registrant’s S-1/A filed on November 28, 2002)

*10.6	Reinsurance Agreement with Inter-Ocean Reinsurance Limited (incorporated by reference to Exhibit 10.10 to the Registrant’s Form S-1/A filed on November 22, 2002)

*10.7	Non-competition Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.8	Tax Allocation Indemnification Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.9	License Agreement between Great American Insurance Company and the Registrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.10	Reinsurance Agreements between Republic Indemnity Company of America and the Registrant (incorporated by reference to Exhibit 10.14 to the Registrant’s Form S-1/A filed on January 3, 2003)

*10.11	Reinsurance Cover Note with Inter-Ocean Reinsurance (Ireland) Limited (incorporated by reference to Exhibit 10.15 to the Registrant’s Form S-1/A filed on January 29, 2003)

*10.12	Lease between Great American Insurance Company and the Registrant for property located at 14 East Fourth Street, Cincinnati, Ohio (incorporated by reference to Exhibit 10.16 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.13	Lease between Great American Insurance Company and the Registrant for St. Louis, Missouri property (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.14	Sublease between Great American Insurance Company and the Registrant for Windsor, Connecticut property (incorporated by reference to Exhibit 10.18 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.15	Sublease between Great American Insurance Company and the Registrant for Maitland, Florida property (incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.16	Sublease between Great American Insurance Company and the Registrant for property located at 11353 Reed Hartman Highway, Cincinnati, Ohio (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.17	Sublease between Great American Insurance Company and the Registrant for Parsippany, New Jersey property (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.18	Sublease between Great American Insurance Company and the Registrant for Raleigh, North Carolina property (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.19	Sublease between Great American Insurance Company and the Registrant for property located at 49 East Fourth Street, Cincinnati, Ohio (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.20	Sublease between Great American Insurance Company and the Registrant for Exton, Pennsylvania property (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K for the year ended December 31, 2002)

*10.21	Credit Agreement dated July 17, 2003 among the Registrant, as Borrower, Bear, Stearns & Co. Inc. and Lehman Brothers Inc., as Joint Lead Arrangers, Bear Stearns Corporate Lending Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated July 16, 2003)

*10.22	Guarantee and Collateral Agreement, dated July 17, 2003, made by the signatories thereto, in favor of Lehman Commercial Paper Inc., as administrative agent for the banks and other financial institutions from time to time parties to the Credit Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated July 16, 2003)

*10.23	Lease between Colonial Properties and the Registrant, dated August 26, 2003 for property in Birmingham, Alabama (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.24	Tax Allocation Agreement, dated December 31, 2003 and effective February 13, 2003 by and among the Registrant and its Subsidiaries (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.25	Purchase Agreement, dated February 11, 2004, among the Registrant and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.26	2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K filed on March 31, 2003)

*10.27	Restricted Stock Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form S-1/A filed on January 29, 2003)

*10.28	Employment Agreement for James R. Gober (incorporated by reference to Exhibit 10.28 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.29	Employment Agreement for Samuel J. Simon (incorporated by reference to Exhibit 10.29 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.30	Employment Agreement for Roger Smith (incorporated by reference to Exhibit 10.30 to the Registrant’s Form 10-K for the year ended December 31, 2003)

*10.31	Employment Agreement for John R. Miner (incorporated by reference to Exhibit 10.31 to the Registrant’s Form 10-K for the year ended December 31, 2003)

**12	Computation of Ratio of Earnings to Fixed Charges

*21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant’s Form 10-K for the year ended December 31, 2003)

**23.1	Consent of Ernst & Young LLP

**23.2	Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibits 5 and 8)

**24	Powers of Attorney (contained on the signature pages)

**25	Statement of Eligibility of American Stock Transfer & Trust Company, as Trustee, on Form T-1

**99.1	Form of Letter of Transmittal

**99.2	Form of Notice of Guaranteed Delivery

**99.3	Form of Letter to Clients

**99.4	Form of Letter to Nominees

**99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner

**99.6	Consent of Nominee for Director

*	Incorporated by reference as indicated.
**	Previously filed.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” taking the effective registration statement, and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold in the termination of the offering.

(4) To respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(6) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described under Item 20 above, or otherwise (other than insurance), the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, other than indemnification pursuant to court order and not including any coverage under, or agreement to pay premiums for, any policy of insurance, is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on May 26, 2004.

INFINITY PROPERTY AND CASUALTY CORPORATION

By:	/S/ SAMUEL J. SIMON

Samuel J. Simon Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* James R. Gober	Chairman, Chief Executive Officer, President and Director (principal executive officer)	May 26, 2004

* Roger Smith	Senior Vice President and Chief Financial Officer and Director (principal financial officer and principal accounting officer)	May 26, 2004

* Samuel J. Simon	Senior Vice President, General Counsel, Secretary and Director	May 26, 2004

* Gregory C. Joseph	Director	May 26, 2004

* Gregory C. Thomas	Director	May 26, 2004

*By:	/S/ SAMUEL J. SIMON	Attorney-in-fact	May 26, 2004

Samuel J. Simon